SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2015

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2015 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

On September 23, 2015 we announced that, starting with the financial information for the third quarter 2015, we will carry out a change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure. This change in our reported segments aims to (i) increase transparency in the corporate activities segment; (ii) facilitate the analysis of all business units; and (iii) highlight the activity carried out by the corporate activities segment. The financial information in this report does not give effect to this change in segments. The consolidated figures for the Group are unaffected.

The main changes are the following:

•	Change of criteria: the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the corporate activities segment and its allocation to the business units. The main changes are as follows:

Previous criteria	New criteria

The Spain business unit was treated as a retail network, thus individualized internal transfer rates (ITR) by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the corporate activities segment.	The Spain business unit will be treated like the other units of the Group. All results from financial management of the balance sheet will be recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 capital (AT1) made by Brazil and Mexico to replace common equity tier 1 (CET1) was recorded in the corporate activities segment, as the issuances were made for capital optimization in these units.	Each country will recognize the cost related to its AT1 issuances.

Under the previous structure, the corporate activities segment costs were charged to the countries/units, which has not changed in recent years.	The scope of costs allocated to the units from the corporate activities segment will be expanded in accordance with the new structure.

•	A new business segment, “Spain’s Real Estate Activity”, will combine the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as the Bank’s stake in Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the corporate activities segment.

•	The United States geographic segment will be modified such that it will continue to include the businesses of Santander Holdings USA (Santander Bank, SCUSA and the commercial banking activity of Banco Santander Puerto Rico) and in addition will include Banco Santander International Miami and the Bank’s New York branch business.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars”, “US$” or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”).

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2014 in our 2014 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2014 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	a worsening of the economic environment in Spain, the U.K., other European countries, Brazil, other Latin American countries, and the U.S., and an increase of the volatility in the capital markets;

•	the effects of a decline in real estate prices, particularly in Spain and the U.K.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits;

•	potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•	changes in Spanish, U.K., E.U., Latin American, U.S. or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of non-performance by counterparties to other types of financial instruments;

•	technical difficulties and/or failure to improve or upgrade our information technology;

•	changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•	our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

The financial information set forth below for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.

Our interim unaudited consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2015 and 2014. All of those adjustments are of a normal recurring nature. Our results for the six months ended June 30, 2015 are not necessarily indicative of what our results will be for the full year or any other period.

On September 23, 2015 we announced that, starting with the financial information for the third quarter 2015, we will carry out a change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure. This change in our reported segments aims to (i) increase transparency in the corporate activities segment; (ii) facilitate the analysis of all business units; and (iii) highlight the activity carried out by the corporate activities segment. The financial information in this report does not give effect to this change in segments. The consolidated figures for the Group are unaffected. See “Presentation of Financial and Other Information – Accounting Principles”.

	Year ended December 31,					Six months ended June 30,
	2014	2013	2012	2011	2010	2015	2014
	(in millions of euros, except percentages and per share data)
Interest and similar income	54,656	51,447	58,791	60,618	52,637	29,182	26,580
Interest expense and similar charges	(25,109)	(25,512)	(28,868)	(30,024)	(23,672)	(12,240)	(12,218)
Interest income / (charges)	29,547	25,935	29,923	30,594	28,965	16,942	14,362
Income from equity instruments	435	378	423	394	362	273	251
Income from companies accounted for by the equity method	243	500	427	57	17	200	108
Fee and commission income	12,515	12,473	12,732	12,640	11,559	6,606	6,034
Fee and commission expense	(2,819)	(2,712)	(2,471)	(2,232)	(1,899)	(1,495)	(1,300)
Gains/losses on financial assets and liabilities (net)	3,974	3,234	3,329	2,838	2,166	(298)	1,328
Exchange differences (net)	(1,124)	160	(189)	(522)	441	1,333	(50)
Other operating income	5,214	5,903	6,693	8,050	8,190	1,844	2,944
Other operating expenses	(5,373)	(6,205)	(6,607)	(8,180)	(8,105)	(1,753)	(3,066)
Total income	42,612	39,666	44,260	43,639	41,696	23,652	20,611
Administrative expenses	(17,899)	(17,452)	(17,801)	(17,644)	(16,073)	(9,611)	(8,721)
Personnel expenses	(10,242)	(10,069)	(10,306)	(10,305)	(9,296)	(5,591)	(4,999)
Other general administrative expenses	(7,657)	(7,383)	(7,495)	(7,339)	(6,777)	(4,020)	(3,722)
Depreciation and amortization	(2,287)	(2,391)	(2,183)	(2,098)	(1,937)	(1,195)	(1,165)
Provisions (net)	(3,009)	(2,445)	(1,472)	(2,534)	(1,012)	(1,560)	(1,506)
Impairment losses on financial assets (net)	(10,710)	(11,227)	(18,880)	(11,794)	(10,400)	(5,295)	(5,369)
Impairment losses on other assets (net)	(938)	(503)	(508)	(1,517)	(286)	(287)	(831)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	3,136	2,152	906	1,846	351	193	2,302
Negative difference of consolidation	17	—	—	—	—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(243)	(422)	(757)	(2,109)	(290)	(56)	(85)
Operating profit/(loss) before tax	10,679	7,378	3,565	7,789	12,049	5,841	5,236
Income tax	(3,718)	(2,034)	(584)	(1,727)	(2,917)	(765)	(1,948)
Profit from continuing operations	6,961	5,344	2,981	6,062	9,132	5,076	3,288
Profit / (loss) from discontinued operations (net)	(26)	(15)	70	15	35	—	—
Consolidated profit for the period	6,935	5,329	3,051	6,077	9,167	5,076	3,288
Profit attributable to the Parent	5,816	4,175	2,283	5,289	8,244	4,261	2,756
Profit attributable to non-controlling interests	1,119	1,154	768	788	923	815	532
Per share information:
Average number of shares (thousands) (1)	11,858,690	10,836,111	9,766,689	8,892,033	8,686,522	13,934,352	11,601,218
Basic earnings per share (in euros)	0.48	0.39	0.23	0.59	0.95	0.30	0.24
Basic earnings per share continuing operation (in euros)	0.48	0.39	0.22	0.59	0.95	0.30	0.24
Diluted earnings per share (in euros)	0.48	0.38	0.23	0.59	0.95	0.30	0.24
Diluted earnings per share continuing operation (in euros)	0.48	0.38	0.22	0.59	0.95	0.30	0.24
Remuneration paid (in euros) (2)	0.60	0.60	0.60	0.60	0.60	0.30	0.30
Remuneration paid (in US$) (2)	0.73	0.83	0.79	0.78	0.80	0.33	0.41

	Year ended December 31,					Six months ended June 30,
	2014	2013	2012	2011	2010	2015
	(in millions of euros, except percentages and per share data)
Total assets	1,266,296	1,115,763	1,269,645	1,251,048	1,216,968	1,339,376
Loans and advances to credit institutions (net) (3)	81,713	74,964	73,900	51,726	79,855	80,466
Loans and advances to customers (net) (3)	734,711	668,856	719,112	748,541	722,504	799,233
Investment securities (net) (4)	195,164	142,234	152,066	154,015	174,258	210,157
Investments: Associates and jointly controlled entities	3,471	5,536	4,454	4,155	273	3,559
Contingent liabilities (net)	44,078	41,049	45,033	48,042	59,795	44,359
Liabilities
Deposits from central banks and credit institutions (5)	155,369	109,397	152,966	143,138	140,112	164,697
Customer deposits (5)	647,627	607,837	626,639	632,533	616,376	687,899
Debt securities (5)	196,889	175,477	205,969	197,372	192,873	200,453
Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	3,276	4,603	5,207	6,619	10,934	4,813
Other subordinated debt	6,878	7,483	8,291	10,477	12,189	7,026
Preferred securities (6)	6,239	3,652	4,319	5,447	6,917	6,639
Preferred shares (6)	739	401	421	449	435	1,358
Non-controlling interests (including net income of the period)	8,909	9,314	9,415	6,354	5,860	10,455
Stockholders’ equity (7)	80,805	70,328	71,797	74,408	73,625	91,497
Total capitalization	106,846	95,781	99,450	103,754	109,960	121,788
Stockholders’ equity per average share (7)	6.81	6.49	7.35	8.37	8.48	6.57
Stockholders’ equity per share at the period-end (7)	6.42	6.21	6.96	8.69	8.84	6.39
Other managed funds
Mutual funds	109,519	93,304	89,176	102,611	113,510	114,889
Pension funds	11,481	10,879	10,076	9,645	10,965	11,503
Managed portfolio	20,369	20,987	18,889	19,200	20,314	22,296
Total other managed funds (8)	141,369	125,170	118,141	131,456	144,789	148,688
Consolidated ratios
Profitability ratios:
Net yield (9)	2.69%	2.31%	2.51%	2.72%	2.66%	2.77%
Return on average total assets (ROA) (10)	0.58%	0.44%	0.24%	0.49%	0.77%	0.69%
Return on average stockholders’ equity (ROE) (10)	7.75%	5.84%	3.14%	7.33%	11.78%	8.52%
Capital ratio:
Average stockholders’ equity to average total assets	6.24%	5.89%	5.65%	5.88%	5.85%	6.72%
Ratio of earnings to fixed charges (11)
Excluding interest on deposits	1.90%	1.69%	1.27%	1.62%	2.28%	1.93%
Including interest on deposits	1.43%	1.29%	1.11%	1.26%	1.52%	1.47%
Credit quality data
Loans and advances to customers
Allowances for non-performing balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.57%	3.59%	3.41%	2.45%	2.63%	3.32%
Non-performing balances as a percentage of total gross loans (12)	5.30%	5.81%	4.74%	4.07%	3.76%	4.75%
Allowances for non-performing balances as a percentage of non-performing balances (12)	67.42%	61.76%	72.01%	60.17%	69.99%	69.92%
Net loan charge-offs as a percentage of total gross loans	1.38%	1.38%	1.36%	1.39%	1.31%	0.59%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for non-performing balances (**) as a percentage of total loans and contingent liabilities	3.49%	3.48%	3.29%	2.38%	2.56%	3.25%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (12)	5.19%	5.64%	4.54%	3.90%	3.54%	4.64%
Allowances for non-performing balances as a percentage of non-performing balances (**)(12)	67.24%	61.65%	72.41%	61.02%	72.17%	70.10%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.30%	1.29%	1.28%	1.29%	1.21%	0.56%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(**)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2010, 2011, 2012, 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. The remuneration paid as of June 30, 2015 (€0.30 per share) includes the third and fourth dividends on account of 2014.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends will have an estimated amount of €0.05 per share. On August 1, 2015 we paid the first dividend on account of the earnings for the 2015 financial year for a gross amount per share of €0.05.

(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost”.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Since December 2013, we hold a 50% ownership interest in Santander Asset Management (“SAM”) and control this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM and are fully marketed through our retail network.
(9)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(10)	The Return on average total assets ratio is calculated as consolidated profit for the period divided by average total assets and the Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.

Net income and net attributable income for the six months ended June 30, 2015 have been annualized by assuming that during the second half we are going to obtain the same results as in the first half. For the six months ended June 30, 2015 we are not doubling for the second half of 2015 the €835 million from the reversal of tax liabilities in Brazil that occurred in the first half. If we calculate these ratios without including the €835 million reversal of tax liabilities in either period in 2015, the ROA would have been 0.6% and the ROE 7.6%. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(11)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(12)	Non-performing loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements” in our 2014 Form 20-F.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	Year ended December 31,					Six months ended June 30,
	2014	2013	2012	2011	2010	2015
Allowances refers to:	(in millions of euros)
Allowances for non-performing balances (*) (excluding country risk)	28,046	25,681	26,112	19,531	20,553	28,233
Less: Allowances for contingent liabilities and commitments (excluding country risk)	652	688	614	648	1,011	654

Allowances for balances of loans (excluding country risk):	27,394	24,993	25,497	18,883	19,541	27,579
Allowances relating to country risk and other	46	154	98	210	121	149

Allowances for non-performing balances (excluding contingent liabilities)	27,440	25,147	25,595	19,093	19,662	27,728
Of which:
Allowances for loans and receivables:	27,321	24,959	25,467	18,858	19,544	27,521
Allowances for customers	27,217	24,903	25,422	18,806	19,502	27,474
Allowances for credit institutions and other financial assets	79	37	30	36	17	26
Allowances for debt instruments	25	19	15	16	25	21
Allowances for debt Instruments available for sale	119	188	129	235	119	207

(*)	Non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET time.

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2010	1.34	1.33
2011	1.29	1.39
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33

	Rate During Period
Last six months	High $	Low $
2015
March	1.12	1.06
April	1.12	1.06
May	1.14	1.09
June	1.14	1.09
July	1.12	1.09
August	1.15	1.09
September (through September 25)	1.14	1.11

On September 25, 2015, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.12.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) to our consolidated financial statements included in our 2014 Form 20-F.

Item 2

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2015 and 2014.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•	We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2014 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2014, 2013, 2012, 2011 and 2010 and for the six months ended June 30, 2015 and 2014 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Six months ended June, 30
	2015			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
ASSETS
Cash and due from central banks
Domestic	2,425	2	0.16%	1,681	12	1.43%
International	69,126	565	1.63%	78,049	1,019	2.61%

	71,551	567	1.58%	79,730	1,031	2.59%
Due from credit entities
Domestic	29,353	73	0.50%	20,992	51	0.49%
International	61,290	879	2.87%	53,563	566	2.11%

	90,643	952	2.10%	74,555	617	1.66%
Loans and credits
Domestic	160,828	2,179	2.71%	166,347	2,522	3.03%
International	619,788	20,383	6.58%	526,011	18,164	6.91%

	780,616	22,562	5.78%	692,358	20,686	5.98%
Debt securities
Domestic	51,213	424	1.66%	44,718	704	3.15%
International	133,657	3,471	5.19%	101,904	2,519	4.94%

	184,870	3,895	4.21%	146,622	3,223	4.40%
Income from hedging operations
Domestic		41			42
International		298			118

		339			160
Other interest-earning assets
Domestic	48,021	325	1.35%	39,101	524	2.68%
International	43,519	542	2.49%	32,007	339	2.12%

	91,540	867	1.89%	71,108	863	2.43%
Total interest-earning assets
Domestic	291,840	3,044	2.09%	272,839	3,855	2.83%
International	927,380	26,138	5.64%	791,534	22,725	5.74%

	1,219,220	29,182	4.79%	1,064,373	26,580	4.99%
Investments in affiliated companies
Domestic	1,403	—	0.00%	1,519	—	0.00%
International	2,165	—	0.00%	2,274	—	0.00%

	3,568	—	0.00%	3,793	—	0.00%
Total earning assets
Domestic	293,243	3,044	2.08%	274,358	3,855	2.82%
International	929,545	26,138	5.62%	793,808	22,725	5.72%

	1,222,788	29,182	4.77%	1,068,166	26,580	4.98%
Other assets	120,850			96,560
Assets from discontinued operations	—			—

Total average assets	1,343,638	29,182		1,164,726	26,580

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended June, 30
	2015			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
LIABILITIES AND STOCKHOLDERS EQUITY
Due to credit entities
Domestic	29,490	114	0.77%	14,259	130	1.82%
International	131,846	1,171	1.78%	110,370	990	1.79%

	161,336	1,285	1.59%	124,629	1,120	1.80%
Customers deposits
Domestic	174,088	577	0.66%	168,724	1,364	1.62%
International	508,809	5,822	2.29%	446,966	5,046	2.26%

	682,897	6,399	1.87%	615,690	6,410	2.08%
Marketable debt securities
Domestic	63,681	867	2.72%	69,517	1,193	3.43%
International	138,946	2,639	3.80%	116,137	2,180	3.75%

	202,627	3,506	3.46%	185,654	3,373	3.63%
Subordinated debt
Domestic	10,627	127	2.39%	9,595	243	5.07%
International	8,258	353	8.55%	7,783	336	8.63%

	18,885	480	5.08%	17,378	579	6.66%
Other interest-bearing liabilities
Domestic	68,590	426	1.24%	54,136	467	1.73%
International	72,634	329	0.91%	51,763	552	2.13%

	141,224	755	1.07%	105,899	1,019	1.92%
Expenses from hedging operations
Domestic		(161)			(236)
International		(24)			(47)

		(185)			(283)
Total interest-bearing liabilities
Domestic	346,476	1,950	1.13%	316,231	3,161	2.00%
International	860,493	10,290	2.39%	733,019	9,057	2.47%

	1,206,969	12,240	2.03%	1,049,250	12,218	2.33%
Other liabilities	36,507			33,021
Non-controlling interest	9,933			9,983
Stockholders’ Equity	90,229			72,472
Liabilities from discontinued operations	—			—

Total average Liabilities and Stockholders’ Equity	1,343,638	12,240		1,164,726	12,218

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2015 compared to the same period of 2014. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

	IFRS-IASB
	Six months ended June 30, 2015/2014
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
Volume and rate analysis	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	4	(14)	(10)
International	(107)	(347)	(454)

	(103)	(361)	(464)
Due from credit entities
Domestic	21	1	22
International	90	223	313

	111	224	335
Loans and credits
Domestic	(82)	(261)	(343)
International	3,117	(898)	2,219

	3,035	(1,159)	1,876
Debt securities
Domestic	91	(371)	(280)
International	819	133	952

	910	(238)	672
Other interest-earning assets
Domestic	101	(300)	(199)
International	137	66	203

	238	(234)	4
Total interest-earning assets without hedging operations
Domestic	135	(945)	(810)
International	4,056	(823)	3,233

	4,191	(1,768)	2,423
Income from hedging operations
Domestic	(1)	—	(1)
International	180	—	180

	179	—	179
Total interest-earning assets
Domestic	134	(945)	(811)
International	4,236	(823)	3,413

	4,370	(1,768)	2,602

	IFRS-IASB
	Six months ended June 30, 2015/2014
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
Volume and rate analysis	(in millions of euros)
Interest charges
Due to credit entities
Domestic	87	(103)	(16)
International	191	(10)	181

	278	(113)	165
Customers’ deposits
Domestic	42	(829)	(787)
International	707	69	776

	749	(760)	(11)
Marketable debt securities
Domestic	(91)	(235)	(326)
International	429	30	459

	338	(205)	133
Subordinated debt
Domestic	24	(140)	(116)
International	21	(4)	17

	45	(144)	(99)
Other interest-bearing liabilities
Domestic	108	(149)	(41)
International	170	(393)	(223)

	278	(542)	(264)
Total interest-bearing liabilities without hedging operations
Domestic	167	(1,453)	(1,286)
International	1,521	(311)	1,210

	1,688	(1,764)	(76)
Expenses from hedging operations
Domestic	75	—	75
International	23	—	23

	98	—	98
Total interest-bearing liabilities
Domestic	245	(1,456)	(1,211)
International	1,541	(308)	1,233

	1,786	(1,764)	22

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS – IASB Six Months Ended June 30,
	2015	2014
Earning Assets - Yield Spread	(in millions of euros, except percentages)
Average earning assets
Domestic	293,243	274,358
International	929,545	793,808

	1,222,788	1,068,166
Interest
Domestic	3,044	3,865
International	26,138	22,714

	29,182	26,579
Net interest income (1)
Domestic	1,094	705
International	15,848	13,657

	16,942	14,362
Gross yield (annualized) (2)
Domestic	2.08%	2.82%
International	5.62%	5.72%

	4.77%	4.98%
Net yield (annualized) (3)
Domestic	0.75%	0.51%
International	3.41%	3.44%

	2.77%	2.69%
Yield spread (annualized) (4)
Domestic	0.95%	0.82%
International	3.23%	3.25%

	2.74%	2.65%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 7.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS – IASB
	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014
ROA: Return on average total assets (1)	0.69%	0.56%	0.58%
ROE: Return on average stockholders’ equity (1)	8.52%	7.61%	7.75%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	0.00%	0.00%	19.65%
Average stockholders’ equity as a percentage of average total assets	6.72%	6.22%	6.24%

(1)	Net income and net attributable income for the six months ended June 30, 2015 and 2014 have been annualized by assuming that during the second half we are going to obtain the same results as in the first half.

For the six months ended June 30, 2015 we are not doubling for the second half of 2015 the €835 million from the reversal of tax liabilities in Brazil that occurred in the first half. If we calculate these ratios without including the €835 million reversal of tax liabilities in either period in 2015, the ROA would have been 0.6% and the ROE 7.6%. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(2)	Dividend information for the six months ended June 30, 2015 and 2014 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2015 and 2014 do not include any dividend (the first quarterly interim dividend for each year was authorized by the Executive Committee in July 2015 and 2014, respectively) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2014 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration distributed via scrip dividends amounted to €6,595 million for the year ended December 31, 2014, and zero for the six months ended June 30, 2015 and 2014.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS – IASB
	Six Months Ended June 30,
Interest-earning assets	2015	2014
Cash and due from Central Banks
Domestic	0%	1%
International	6%	7%

	6%	8%
Due from credit entities
Domestic	2%	2%
International	5%	5%

	7%	7%
Loans and credits
Domestic	13%	16%
International	51%	49%

	64%	65%
Debt securities
Domestic	4%	4%
International	11%	10%

	15%	14%
Other interest-earning assets
Domestic	4%	4%
International	4%	3%

	8%	7%
Total interest-earning assets
Domestic	23%	26%
International	77%	74%

	100%	100%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements by domicile of customer for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects —A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
	2014	2013	2012	2015	2014
	(in millions of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	12,279	11,711	6,907	11,264	12,279
Borrowers outside Spain	12,680	13,756	11,951	16,057	12,680

Total	24,959	25,467	18,858	27,321	24,959
Consolidation/deconsolidation of companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	—	(266)	—	—

Total	—	—	(266)	—	—
Net provisions for credit losses charged to income statement (1)
Borrowers in Spain	2,531	3,447	8,847	913	1,369
Borrowers outside Spain	9,326	8,607	10,992	5,047	4,597

Total	11,857	12,054	19,839	5,960	5,966
Charge offs against credit loss allowance
Borrowers in Spain	(3,009)	(2,580)	(2,747)	(1,560)	(1,274)
Borrowers outside Spain	(8,818)	(8,046)	(8,599)	(4,080)	(4,419)

Total	(11,827)	(10,626)	(11,346)	(5,640)	(5,693)
Exchange differences and Other movements	2,332	(1,936)	(1,618)	(120)	2,285
Allowance for credit losses at end of period (2) (3)
Borrowers in Spain	11,264	12,279	11,711	10,353	11,967
Borrowers outside Spain	16,057	12,680	13,756	17,168	15,550

Total	27,321	24,959	25,467	27,521	27,517

Recoveries of loans previously charged off against income statement
Borrowers in Spain	296	395	272	105	151
Borrowers outside Spain	1,040	673	1,044	675	505

Total	1,336	1,068	1,316	780	656

Average loans outstanding
Borrowers in Spain	164,517	178,227	198,643	160,828	166,347
Borrowers outside Spain	541,635	519,037	550,730	619,788	526,011

Total	706,152	697,264	749,373	780,616	692,358
Net charge-offs against loan loss allowance to average loans ratio (4)
Borrowers in Spain	1.65%	1.23%	1.25%	0.90%	0.68%
Borrowers outside Spain	1.44%	1.42%	1.37%	0.55%	0.74%

Total	1.49%	1.37%	1.34%	0.62%	0.73%

(1)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(2)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 1. Selected Consolidated Financial Information”.
(3)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(4)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of June 30, 2014 and December 31, 2013 and 2012 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused on Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateralized loans (credit cards or consumer loans)). This means that the amount of loan write-offs contributed each year by these countries is far higher than in Spain, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

However, as of December 31, 2014 and June 30, 2015 there has been a reversal in this trend due both to an increase in charge-offs in Spain together with a reduction in the average loan volumes in Spain. The balance of loans to businesses and households in Spain declined, due to the deleveraging in some sectors and the increased number of debt issuances by large companies.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS – IASB
	Year Ended December 31,			Six Months Ended June 30,
	2014	2013	2012	2015	2014
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	104	236	85	34	46
Real estate and construction	77	80	38	42	54
Other mortgages	5	7	10	5	2
Installment loans to individuals	91	48	137	20	35
Lease finance	18	19	—	4	13
Other	1	5	2	—	1

Total Borrowers in Spain	296	395	272	105	151
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial and industrial	932	575	877	599	456
Mortgage loans	79	78	79	39	43
Other	29	20	88	37	6

Total Borrowers outside Spain	1,040	673	1,044	675	505

Total	1,336	1,068	1,316	780	656
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	989	1,842	1,290	909	483
Real estate and construction	282	176	5,378	(264)	238
Other mortgages	818	587	1,291	(30)	371
Installment loans to individuals	352	745	709	289	203
Lease finance	52	52	57	8	26
Other	38	45	122	1	48

Total Borrowers in Spain	2,531	3,447	8,847	913	1,369
Borrowers outside Spain
Government and official institutions	9	1	—	2	10
Commercial and industrial	8,824	7,772	9,673	4,687	4,476
Mortgage loans	28	553	624	156	84
Other	465	281	695	202	27

Total Borrowers outside Spain	9,326	8,607	10,992	5,047	4,597

Total	11,857	12,054	19,839	5,960	5,966
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,439)	(893)	(755)	(638)	(562)
Real estate and construction	(787)	(717)	(676)	(474)	(321)
Other mortgages	(198)	(278)	(400)	(28)	(111)
Installment loans to individuals	(506)	(593)	(839)	(404)	(234)
Lease finance	(22)	(60)	(27)	(10)	(12)
Other	(57)	(39)	(50)	(6)	(34)

Total Borrowers in Spain	(3,009)	(2,580)	(2,747)	(1,560)	(1,274)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial and industrial	(8,162)	(7,130)	(7,402)	(3,817)	(4,120)
Mortgage loans	(277)	(459)	(477)	(104)	(120)
Other	(379)	(457)	(720)	(159)	(179)

Total Borrowers outside Spain	(8,818)	(8,046)	(8,599)	(4,080)	(4,419)

Total	(11,827)	(10,626)	(11,346)	(5,640)	(5,693)

The tables below show a breakdown of allowances for credit losses by type and domicile of borrower for the periods indicated.

	IFRS - IASB As of December 31,
	2014	%	2013	%	2012	%
Allowances for Credit Losses	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,354	8.62	2,681	10.74	1,775	6.97
Real estate and construction (*)	4,749	17.38	6,678	26.76	7,511	29.49
Other mortgages	3,254	11.91	1,810	7.25	1,420	5.58
Installment loans to individuals	703	2.57	967	3.87	823	3.23
Lease finance	121	0.44	113	0.46	103	0.40
Other	83	0.31	30	0.12	79	0.31

Total Borrowers in Spain	11,264	41.23	12,279	49.20	11,711	45.98
Borrowers outside Spain:
Government and official institutions	36	0.13	21	0.08	30	0.12
Commercial and industrial	13,218	48.38	9,765	39.12	10,628	41.74
Mortgage loans	2,043	7.48	2,223	8.91	2,054	8.06
Other	760	2.78	671	2.69	1,043	4.10

Total Borrowers outside Spain	16,057	58.77	12,680	50.80	13,756	54.02

Total	27,321	100.00	24,959	100.00	25,467	100.00

(*)	As of December 31, 2014, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €3,974 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

	IFRS-IASB
	As of June 30,
	2015	%	2014	%
Allowances for Credit Losses	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,618	9.51	2,488	9.04
Real estate and construction (*)	3,765	13.68	5,948	21.61
Other mortgages	3,179	11.55	2,131	7.74
Installment loans to individuals	583	2.12	1,172	4.26
Lease finance	117	0.43	160	0.58
Other	91	0.33	69	0.25

Total Borrowers in Spain	10,353	37.62	11,967	43.49
Borrowers outside Spain:
Government and official institutions	39	0.14	31	0.11
Commercial and industrial	14,562	52.91	13,026	47.34
Mortgage loans	2,048	7.44	1,477	5.37
Other	519	1.89	1,016	3.69

Total Borrowers outside Spain	17,168	62.38	15,550	56.51

Total	27,521	100.00	27,517	100.00

(*)	As of June 30, 2015, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €3,532 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing Balances

The following table shows our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	IFRS – IASB
	At December 31,			At June 30,
	2014	2013	2012	2015	2014
Non-performing balances	(in millions of euros, except percentages)
Past-due and other non-performing balances (1) (2) (3):
Domestic	20,891	22,658	16,623	19,095	21,993
International	20,818	18,994	19,438	21,178	20,341

Total	41,709	41,652	36,061	40,273	42,334

(1)	The total amount of our non-performing balances fully provisioned under IFRS was €5,255 million, €5,312 million and €5,176 million, at December 31, 2014, 2013, and 2012, respectively, and €4,625 million and €5,135 million at June 2015 and 2014 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2014 Form 20-F.
(2)	Non-performing balances due to country risk were €7 million, €3 million, and €6 million, at December 31, 2014, 2013, and 2012, respectively, and €2 million and €3 million at June 2015 and 2014, respectively.
(3)	At December 31, 2014, 2013, and 2012 (i) the total amount of our non-performing past-due balances was €29,810 million, €30,832 million and €31,326 million, respectively, and €26,849 million and €34,926 million at June 2015 and 2014, respectively, and (ii) the total amount of our other non-performing was €11,899 million, €10,820 million and €4,735 million, respectively, and €13,424 million and €7,408 million at June 2015 and 2014, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2015 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-performing Balances

The following table shows the movement in our non-performing assets and contingent liabilities (excluding country-risk):

	IFRS-IASB
(in millions of euros)	Year ended Dec. 31, 2013	Year ended Dec. 31, 2014	Quarter ended
			Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015
Opening balance	36,061	41,652	41,652	42,300	42,334	41,727	41,709	41,919
Increases	37,316	28,805	6,612	7,645	6,682	7,866	6,283	4,688
Cash recoveries	(17,863)	(17,783)	(3,762)	(4,746)	(4,377)	(4,898)	(4,039)	(2,985)
Foreclosed assets	(1,857)	(1,370)	(314)	(364)	(347)	(345)	(226)	(389)
Changes in scope of consolidation	743	497	327	—	—	170	54	1
Exchange differences	(2,122)	1,735	685	292	464	294	853	(36)
Write-offs	(10,626)	(11,827)	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)

Closing balance	41,652	41,709	42,300	42,334	41,727	41,709	41,919	40,273

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS – IASB
	At December 31,			At June 30,
	2014	2013	2012	2015	2014
	(in millions of euros, except percentages)
Computable credit risk (1)	804,084	738,558	793,449	868,129	776,563
Non-performing balances by category:
Individuals	17,251	17,607	16,828	17,291	18,716
Mortgages	9,022	9,609	7,281	9,302	9,669
Consumer loans	5,874	5,129	5,961	5,660	5,892
Credit cards and others	2,355	2,869	3,586	2,329	3,155
Enterprises	21,648	21,538	18,155	19,491	21,071
Corporate Banking	2,643	2,408	991	3,323	2,421
Public sector	167	99	87	168	126

Total non-performing balances	41,709	41,652	36,061	40,273	42,334
Allowances for non-performing balances	28,046	25,681	26,112	28,233	28,256
Ratios
Non-performing balances (2) to computable credit risk	5.19%	5.64%	4.54%	4.64%	5.45%
Coverage ratio (3)	67.24%	61.65%	72.41%	70.10%	66.75%
Balances charged-off to total loans and contingent liabilities	1.30%	1.29%	1.27%	0.56%	0.65%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €40,273 million at June 30, 2015, a €1,436 million decrease as compared to €41,709 million at December 31, 2014. The Group’s NPL ratio as of June 30, 2015, decreased to 4.6%, as compared to 5.2% as of December 31, 2014.

The NPL coverage ratio as of June 30, 2015 was 70%, as compared to a coverage ratio of 67% at the end of 2014. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances. The NPL ratio, particularly in the UK but also in Spain, is affected by the proportion of mortgage loans in the portfolio, as they require lower provisions because of the underlying collateral.

The NPL ratios by country as of June 30, 2015 are set out below.

•	Spain’s NPL ratio was 6.91% at the end of June 2015, a 47 basis points decrease as compared to December 2014. This improvement was due to the good evolution of all the portfolios, particularly SMEs and companies, and to the sale of a €420 million portfolio of bad loans in the second quarter.

•	Real estate activity in Spain ended June with a NPL ratio of 85% and coverage of 61%. The total coverage ratio, including the balance outstanding, was 57% and coverage of assets foreclosed 55%.

•	Portugal’s NPL ratio was 8.80% a 9 basis points decrease in the first half 2015 compared to the NPL ratio at December 31, 2014, primarily due to SMEs.

•	Poland’s NPL ratio was 7.07% a 35 basis point decrease compared to the NPL ratio at December 31, 2014, due to the favorable evolution of lending and containment of the NPLs of individual borrowers as well as SMEs and companies.

•	Santander Consumer Finance’s NPL ratio was 4.25%, a 57 basis points decrease compared to the NPL ratio at December 31, 2014, due to a good performance in most countries.

•	In the UK the NPL ratio was 1.61%, 18 basis points lower than at the end of 2014. The improvement was due to the good performance of companies and consumer credit in an environment of tough competition and low interest rates.

•	Brazil’s NPL ratio was 5.13%, an 8 basis point increase in the first half 2015 compared to December 31, 2014. The increase was due to the fall in lending and the higher NPLs of companies. The coverage ratio was 96%.

•	Mexico’s NPL ratio stood virtually unchanged at 3.81% (-3 basis points as compared to December 2014).

•	Chile’s NPL ratio was 5.73% (-24 basis points as compared to December 2014). The decrease was mainly due to the good performance of SMEs and companies.

•	In the US, the NPL ratio decreased 24 basis points to 2.30% as compared to December 2014.

•	Santander Bank’s NPL ratio was 1.19% (-22 basis points as compared to December 2014). This evolution was primarily due to the good performance of mortgages and companies, due to the containment of NPL entries and the sale of a portfolio of bad loans.

•	SCUSA’s NPL ratio was 23 basis points lower at 3.64% as compared to December 2014, due to credit growth.

Non-performing balances are impacted by the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

Other Non-Accruing Balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as non-performing balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstanding as both a non-accruing and non-performing balance.

	IFRS – IASB
	As of December 31,			As of June 30,
	2014	2013	2012	2015	2014
Summary of non-accrual balances	(in millions of euros)
Balances classified as non-performing balances	41,709	41,652	36,061	40,273	42,334
Non-performing balances due to country risk	7	3	6	2	3

Total non-accruing balances	41,716	41,655	36,067	40,275	42,337

The table below sets forth the movements in our refinancing assets during the first half of 2015:

Restructuring/refinancing information
Opening balance—January 1, 2015	56,703
Of which: Performing loans	33,135
Of which Non-performing loans	23,568
New entries during period	7,510
Reductions (*)	(7,656)

Closing balance—June 30, 2015	56,557
Of which: Performing loans	33,259
Of which Non-performing loans	23,298

(*)	Includes mainly movements due to cash recoveries, forecloses, write offs and discontinuation of special monitoring.

Foreclosed Assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS – IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2014	June 30, 2014	June 30, 2015
	(in millions of euros, except percentages)
Opening balance	8,611	9,698	9,972	10,247	10,435	9,698	9,698	10,543
Foreclosures	2,308	723	524	413	484	2,144	1,247	1,035
Sales	(1,315)	(334)	(284)	(261)	(428)	(1,307)	(618)	(515)
Other movements	94	(115)	35	36	52	8	(80)	104

Gross foreclosed assets	9,698	9,972	10,247	10,435	10,543	10,543	10,247	11,167

Of which: in Spain	8,831	9,196	9,454	9,648	9,760	9,760	9,454	10,381
Allowances established	4,956	5,160	5,282	5,368	5,404	5,404	5,282	5,706
Of which: in Spain	4,685	4,914	5,019	5,126	5,163	5,163	5,019	5,477

Closing balance (net)	4,742	4,812	4,965	5,067	5,139	5,139	4,965	5,461

Of which: in Spain	4,146	4,282	4,435	4,522	4,597	4,597	4,435	4,904
Allowance as a percentage of foreclosed assets	51.1%	51.8%	51.5%	51.4%	51.3%	51.3%	51.5%	51.1%
Of which: in Spain	53.1%	53.4%	53.1%	53.1%	52.9%	52.9%	53.1%	52.8%

Property financing provided for construction and property development

The table below shows the reduction of the portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2015:

	Millions of euros
	June 30, 2015	June 30, 2014
Balance at the beginning of the year (net)	9,349	12,105
Foreclosed assets	(26)	(326)
Reductions (1)	(1,021)	(563)
Written-off assets	(243)	(219)

Balance at the end of the year (net)	8,059	10,997

(1)	Includes sales of portfolios, cash recoveries and third parties subrogations.

Exposure to sovereign counterparties

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail at June 30, 2015 and December 31, 2014, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) is explained in note 5.b to our consolidated financial statements.

Additionally, in note 5.b to our consolidated financial statements we give the detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in Europe’s peripheral countries.

Item 3

Operating and Financial Review and Prospects

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2015. You should read this discussion along with this report, and this discussion is qualified in its entirety by reference to them.

On September 23, 2015 we announced that, starting with the financial information for the third quarter 2015, we will carry out a change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure. This change in our reported segments aims to (i) increase transparency in the corporate activities segment; (ii) facilitate the analysis of all business units; and (iii) highlight the activity carried out by the corporate activities segment. The financial information in this report does not give effect to this change in segments. The consolidated figures for the Group are unaffected. See “Presentation of Financial and Other Information – Accounting Principles”.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management, private banking and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2015 overview

Despite market volatility during the second quarter of 2015 because of the Greek crisis, Grupo Santander conducted its business in an environment of growth in most of the countries where it operates.

Growth remained firm in the United States and United Kingdom, and the euro zone recovery continued to strengthen.

Among the emerging economies, Brazil continued to be affected by adjustment policies. Mexico and Chile, however, gained momentum and Poland maintained satisfactory growth.

The US economy regained the path of expansion in the second quarter of 2015 (3.7% quarter on quarter annualized) while the labor market recovery continued. Confidence on the sustainability of the expansion is improving despite some negative effects due to appreciation of the dollar and disappointing results in emerging economies. As a result, interest rates may be raised in the last quarter of the year.

Latin American economies had an uneven performance:

Brazil: GDP shrank 1.9% in the second quarter over the first quarter of 2015 (-2.6% in the last 12 months). The unemployment rate rose from 4.3% at the end of 2014 to 6.9% in June 2015. The Selic benchmark rate was 13.75% (+50 basis points in June and 275 basis points in the last 12 months). The objective of these increases was to prevent the rise in inflation, linked to the adjustment of tariffs and the real’s depreciation, from impacting medium-term expectations, which the central bank wants to anchor at around its central target of 4.5%.

In order to reinforce its anti-inflation commitment, the central bank narrowed its target range from +/-2% (2.5-6.5%) to +/-1.5% (3-6%). Although the inflation rate rose in June to 8.9%, the expectations remain stable for 2016 at 5.5% and around 4.5% for 2017.

After depreciating 20% against the dollar in the first quarter 2015, the real appreciated 2.9% in the second quarter. The real depreciated 0.8% against the euro in the second quarter 2015.

Mexico: the economy continued to recover in the second quarter 2015 (year-on-year growth of 2.2%), spurred by stronger expansion in manufacturing and service sectors, which grew at rates of 3.0% and 3.1% respectively. Inflation remains below 3% and the central bank’s benchmark rate has remained unchanged at 3% since June 2014. The peso depreciated 3.1% against the dollar in the second quarter 2015 (in addition to 3.5% in the first quarter) and 7% against the euro (8% appreciation in the first quarter).

Chile: in the second quarter 2015, GDP growth decelerated to 1.9% year-on-year from 2.5% the quarter before, due to the impact of natural disaster in March and April. However, at the end of the quarter, activity showed clear signs of recovery, lifting year-on-year growth in June to 2.7%. The expectations of moderate inflation enabled the central bank to maintain its benchmark rate at 3% since October 2014. The Chilean peso depreciated 2.4% against the dollar and 6.2% against the euro in the second quarter 2015 (3% depreciation and 9% appreciation, respectively, in the first quarter).

In the euro zone the pace of growth decelerated slightly quarter-on-quarter from 0.4% in the first quarter of 2015 to 0.3% in the second quarter (but accelerated in year on year terms from 1.0% to 1.2%).

Survey based indicators suggest that the economy maintains its underlying momentum in the third quarter 2015. Recent falls in oil maintain inflation at very low levels (0.2% in August 2015). The European Central Bank is committed to maintaining its quantitative-easing program until at least September 2016 and to ease further if price stability were to be threatened.

Germany grew 0.4% quarter-on-quarter in the second quarter 2015, the same rate as in the first quarter, but with a fall of domestic demand, primarily in construction and a solid improvement of the external sector’s contribution.

Spain: GDP growth accelerated in the second quarter 2015 to 3.1% year-on-year, outperforming the Eurozone average. Growth composition is well diversified, with domestic demand being the engine in addition to a strong export performance. Internal adjustments as well as structural reforms put in place over the last few years are considered to be the key for this recovery. Looking into the future, improving the potential growth of the economy is still a challenge to overcome the aftermaths of the previous economic recession.

Portugal maintained 0.4% growth quarter-on-quarter in the second quarter 2015. It was the third consecutive quarter with a rate of growth of 0.4%.

United Kingdom: GDP rose 0.7% quarter-on-quarter in the second quarter 2015, accelerating thanks to the recovery of exports and business investment. Although there are doubts about the performance of net trade in next quarters due to the currency’s appreciation, we expect that domestic demand will continue to support growth. Inflation was around 0%, although the rise in salaries makes it likely that this will be short lived and prices will rise during the second half of 2015.

Poland: GDP growth was slightly lower than expected (slowing to 3.3% year-on-year in the second quarter 2015 from 3.6% in first quarter) but the underlying trend remains robust and growth will accelerate in the second half of 2015 supported by falling unemployment and rising labor income. The central bank is expected to keep interest rates unchanged (1.5%) in the next few quarters given robust growth and low inflation (0.7% heading towards 2% in 2016).

Banking business continued to be affected by interest rates at an all-time low in most countries and tougher competition in some markets, mainly on the assets side, and a demanding regulatory environment.

Results of operations for Grupo Santander

Summary

Profit attributed to the Parent bank for the first half of 2015 was €4,261 million, a 55% or €1,505 million increase from €2,756 million for the same period in 2014. Excluding the impact of exchange rate fluctuations, the Group’s profits would have increased 44%. This increase includes €835 million due to net result of the reversal in the second quarter of 2015 of tax liabilities in Brazil (see Item 6 – Recent events—Acquisitions, Dispositions, Reorganizations and Other Recent Events- Favorable ruling to Banco Santander (Brasil) S.A. in relation to COFINS -Social Security Funding Contribution).

Interest income / (charges)

Interest income / (charges) were €16,942 million for the first half of 2015, an 18% or €2,580 million increase from €14,362 million for the same period in 2014. This increase is mainly explained by a positive impact of exchange rate, lower cost of funds and growth in lending. The main increases were in Santander Consumer Finance, Brazil, the US, the UK, and Mexico. Decreases occurred in Poland, because of the fall in interest rates, in Spain, in an environment of low interest rates and tough competition in lending and in Chile, due to reduced inflation.

Average total earning assets were €1,222,788 million for the first half of 2015, a 14% or €154,622 million increase from €1,068,166 million for the same period in 2014. This increase was due to: (i) an increase of €18,885 million in the average balance of our domestic total earning assets mainly due to: (a) an increase of €8,920 million in the average balances of the other interest-earning assets, mainly due to an increase in the fair value of derivatives, (b) an increase of €8,361 million in the average balances of due from credit entities, (c) an increase of €6,495 million in our average balances of debt securities, and (d) a decrease of €5,519 million in the average balances of our loans and credits, and (ii) an increase of €135,737 million in the average balances of our international total earning assets mainly due to: (a) an increase of €93,777 million in the average balance of our loans and credits, (b) an increase of €31,753 million in the average balances of debt securities, (c) an increase of €11,512 million in the average balances of the other interest-earning assets, (d) a decrease of €8,923 million in the average balances of cash and due from central banks, and (e) a €7,727 million increase in the average balances of due from credit entities.

The Group’s net lending amounted to €799,233 million at June 30, 2015, a 13% or €92,334 million increase as compared to €734,711 million at June 30, 2014.

The main highlights were the following:

•	Rises in all the main countries, except Portugal and Spain, whose balances remained stable. Eliminating the exchange rate impact, the most significant increases were in Latin America (16%), Santander Consumer Finance (20%) and Poland (8%) while growth was more moderate in the UK (7%) and US (4%), the latter affected by the sale of assets since June 2014.

•	Growth in all countries was primarily driven by loans to companies, benefiting from our strategy that focuses on strengthening the support to SMEs and companies with special business proposals.

•	As regards real estate activity in Spain in run-off, net lending was down 39% year-on-year.

At the end of June 2015, Continental Europe accounted for 35% of the Group’s total lending net of allowances (20% Spain), the UK 36%, Latin America 19% (9% Brazil), and the US 10%.

The average balance of interest-bearing liabilities for the first half of 2015 was €1,206,969 million, a 15% or €157,719 million increase from €1,049,250 million for the same period in 2014. The reasons for this increase were an increase in balances in Spain of €30,245 million (as a result of an increase of €15,231 million in balances due to credit entities, and a €14,454 million increase in other interest bearing liabilities, mainly because of an increase in trading derivatives) together with a €127,474 million increase in international balances (mainly due to an increase in customer deposits of €61,843 million, an increase of €22,809 million in marketable debt securities, an increase of €21,476 million in balances due to credit entities and an increase of €20,871 million in other interest bearing liabilities).

The Group’s customer deposits amounted to €687,900 million at the end of June 2015, an 11% or €70,139 million increase compared to €617,761 million at June 30, 2014. Eliminating the exchange rate impact, growth for the whole Group was 6%.

The evolution by geographic distribution (principal segments) of customer’s deposits at June 30, 2015 as compared to June 30, 2014 was as follows:

•	Continental Europe’s deposits increased 3% with all main units rising moderately.

•	In the UK, customer deposits grew 6% in sterling driven by an increase in current accounts.

•	The aggregate of deposits in Latin America increased 15% in local currency, with increases in Brazil (14%), Mexico (15%) and Chile (15%).

•	US customer deposits continued to improve increasing by 8% in dollars.

Continental Europe accounted for 38% of customer deposits (27% Spain), the UK 34%, Latin America 20% (Brazil 10%) and the US 8%.

Income from equity instruments

Income from equity instruments was €273 million for the first half of 2015, a 9% or €22 million increase from €251 million for the same period in 2014.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €200 million for the first half of 2015, an 85% or €92 million increase as compared to €108 million for the first half of 2014. This increase was mainly due to: (i) higher income from most of the companies accounted for by the equity method, particularly the insurance companies in Latin America and (ii) the change in consolidation method of our real estate development company Metrovacesa which was accounted for by the equity method in 2014 and in 2015 is fully consolidated after we obtained control over this company on December 23, 2014 (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestures—Acquisitions, Dispositions, Reorganizations—Metrovacesa, S.A.” in our 2014 Form 20-F).

Net fees and commissions

Net fees and commissions were €5,111 million for the first half of 2015, an 8% or €377 million increase from €4,734 million for the same period in 2014.

Net fees and commissions for the first half of 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014	Amount	%
			Change	Change
	(in millions of euros, except percentages)
Commissions for services	3,056	2,818	238	8%
Credit and debit cards	770	775	(5)	(1%)
Account management	535	487	48	10%
Bill discounting	133	135	(2)	(1%)
Guarantees and other contingent liabilities	226	202	24	12%
Other operations	1,392	1,219	173	14%
Mutual and pension funds	439	429	10	2%
Securities services	493	400	93	23%
Insurance	1,123	1,087	36	3%

Total net fees and commissions	5,111	4,734	377	8%

The €377 million increase in net fees and commissions reflects: (i) a €238 million increase in those from services (mainly from account management and other operations that include currency exchange, transactions’ assessment and other), a (ii) €93 million increase in those from securities services mainly related to funds management, and (iii) a €36 million increase in insurance.

In local currencies, commissions increased 5%, with a negative performance in most units in Continental Europe (which declined 4%) and positive performance in the UK (+4%), Latin America (+11%) and the US (+8%).

Average balances of mutual funds under management increased 15% from €100.1 billion at June 30, 2014 to €114.7 billion at June 30, 2015 with significant increases in Spain (+21%), Brazil (+7%), Mexico (+16%) and Chile (+28%).

Average balances of pension funds increased from €11.1 billion in the first half of 2014 to €11.7 billion for the same period of 2015. In Spain, pension funds increased 6% to €10.8 billion during that period while Portugal increased 10% to €0.9 billion.

Gains / (losses) on financial assets and liabilities and exchange differences (net)

Net gains on financial assets and liabilities and exchange differences (net) were €1,035 million for the first half of 2015, a €243 million decrease as compared to €1,278 million for the same period in 2014. The €243 million decrease was mainly due to the management of interest rate and exchange rates hedging portfolios.

Gains (losses) on financial assets and liabilities includes gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. Exchange differences shows primarily the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The analysis of these line items is shown combined as they are closely related.

Other operating income / (expenses)

Net other operating income / (expenses) generated gains of €91 million in the first half of 2015 as compared to losses of €122 million in the same period in 2014, mainly due to the positive impact of revenues from non-financial services (leasing operations, mainly relating to the development of this business in SCUSA).

Administrative expenses

Administrative expenses were €9,611 million for the first half of 2015, a 10% or €890 million increase from €8,721 million for the same period in 2014.

Administrative expenses for the first half of 2015 and 2014 were as follows:

	Six Months Ended June 30,
			Amount	%
	2015	2014	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,591	4,999	592	12%
Other administrative expenses	4,020	3,722	298	8%
Building, premises and equipment	936	962	(26)	(3%)
Information Technology	561	485	76	16%
Advertising	330	301	29	10%
Communications	250	260	(10)	(4%)
Taxes (other than income tax)	263	224	39	17%
Other expenses	1,680	1,490	190	13%

Total administrative expenses	9,611	8,721	890	10%

The 10% increase in administrative expenses was due to several factors: the evolution of inflation in Latin America, the investment programs to improve efficiency, the impact of the measures taken by the Bank as a result of new regulatory requirements, particularly in the US, and the change of perimeter (mainly the agreement with PSA Peugeot Citroën Group (“PSA France”) and PSA Finance UK Limited (“PSA UK”) and the acquisition of the GE’s business in Nordics countries and Carfinco Financial Group Inc. (“Carfinco”) in Canada). Once adjusted to the perimeter and in local currency, expenses were in line with the average inflation rate for the period (3.6%) reflecting the positive results of the three-year efficiency and productivity plan launched at the end of 2013.

Depreciation and amortization

Depreciation and amortization was €1,195 million for the first half of 2015, a €30 million increase from €1,165 million for the same period in 2014.

Provisions (net)

Net provisions were €1,560 million for the first half of 2015, a 4% or €54 million increase from €1,506 million for the first half of 2014. This increase was mainly due to a 4% increase in provisions for taxes and other legal contingencies and a 6% increase in other provisions partly offset by a 2% decrease in provisions for pensions and similar obligations. See note 10 to our consolidated financial statements for the six months ended as of June 30, 2015.

Impairment losses (net)

Impairment losses (net) were €5,582 million for the first half of 2015, a €618 million or 10% decrease from €6,200 million for the first half of 2014.

Impairment losses are divided in the income statement as follows:

	Six Months Ended June 30,
	2015	2014	Amount Change	% Change
	(in millions of euros, except percentages)
Impairment losses on financial assets:	5,295	5,369	(74)	(1%)
Loans and receivables	5,180	5,310	(130)	(2%)
Other financial assets not measured at fair value through profit and loss	115	59	56	95%
Impairment losses on other assets:	287	831	(544)	(65%)
Goodwill and other intangible assets	17	688	(671)	(98%)
Other assets	270	143	127	89%

Total impairment losses (net)	5,582	6,200	(618)	(10%)

The €130 million decrease in net impairment losses on loans and receivables for the six-month period ended June 30, 2015 compared to the six months ended June 30, 2014 reflected the improvement in the quality of portfolios resulting from a better macroeconomic environment and active risk management. Of note were significant decreases in Spain, the UK and Portugal and, to a lesser extent, in Brazil.

Our total allowances for credit losses (excluding country-risk) decreased slightly by €23 million to €28,233 million at June 30, 2015, from €28,256 million as of June 30, 2014.

Non-performing balances (excluding country-risk) decreased by €2,061 million to €40,273 million as of June 30, 2015, compared to €42,334 million as of June 30, 2014. This decrease was mainly driven by a reduction in net entries of non-performing loans (most importantly in the second quarter 2015) concentrated in Spain and Brazil. The Group’s NPL ratio was 4.6% as of June 30, 2015 compared to 5.5% as of June 30, 2014.

The coverage ratio was 70% in June 2015 compared to 67% in June 2014.

It should be borne in mind that the coverage ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. As of June 30, 2015, 72% of the residential mortgage portfolio in Spain had a LTV at inception lower than 80%. In the U.K. the residential mortgage portfolio had a simple average LTV of 46.8%, as of June 30, 2015.

The €671 million decrease in impairment losses in goodwill and other intangible assets was due to significant impairments in certain systems and computer applications in the first half of 2014 that were not repeated in the first half of 2015.

Gains (losses) on disposal of assets not classified as non-current assets held for sale

Net gains on disposal of assets not classified as non-current assets held for sale were €193 million for the first half of 2015, a €2,109 million decrease from €2,302 million for the first half of 2014 as no significant transaction was accounted as of June 2015. Gains in the first half of 2015 were mainly due to the sale of a part of our ownership in different companies and the recognition at fair value of the interest held by the Group. Gains in the first half of 2014 included mainly: (i) €1.7 billion from the stock market placement of SCUSA, and (ii) the sale of Altamira Asset Management for €664 million.

Gains (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €56 million for the first half of 2015, a €29 million or 34% decrease as compared to €85 million for the first half of 2014.

Income tax

The provision for corporate income tax was €765 million for the first half of 2015, a €1,183 million or 61% decrease from €1,948 million for the same period in 2014. The effective tax rate was 13% for the first half of 2015 and 37% for the first half of 2014. The decrease in the effective tax rate in June 2015 compared to June 2014 is primarily due to the reversal in the second quarter of 2015 of tax liabilities in Brazil.

Profit from discontinued operations (net)

Profit from discontinued operations was €4 thousand for the first half of 2015 as compared to losses of €250 thousand for the same period in 2014. In the first six months of 2015 and 2014 we have not discontinued any material operation.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests was €815 million for the first half of 2015, a €283 million increase from €532 million for the same period in 2014 mainly due to the increase in the consolidated profits for the period.

Results of Operations by Business Areas

Our results were affected by the following changes which took place during the first half of 2015:

1) In the global businesses:

•	The business of Private Banking, Asset Management and Insurance, which previously appeared as an independent global business, is now integrated into Retail Banking.

2) Other adjustments:

•	Annual adjustment of the clients of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the geographic segments.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

For a description of our business areas, see “Item 4. Information on the Company—B. Business Overview” in our 2014 Form 20-F.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,571	4,282	289	7%
Income from equity instruments	173	171	2	1%
Income from companies accounted for by the equity method	65	(14)	79	n.a.
Net fees and commissions	1,710	1,769	(59)	(3%)
Gains/losses on financial assets and liabilities (net) *	169	296	(127)	(43%)
Other operating income/(expenses) (net)	83	(52)	135	n.a.
TOTAL INCOME	6,771	6,452	319	5%
Administrative expenses	(2,914)	(2,830)	(84)	3%
Personnel expenses	(1,705)	(1,669)	(36)	2%
Other general expenses	(1,209)	(1,161)	(48)	4%
Depreciation and amortization	(360)	(359)	(1)	0%
Provisions (net)	(118)	(107)	(11)	10%
Impairment losses on financial assets (net)	(1,149)	(1,617)	468	(29%)
Impairment losses on other assets (net)	(23)	(42)	19	(45%)
Gains/(losses) on other assets (net)	(119)	(143)	24	(17%)
OPERATING PROFIT/(LOSS) BEFORE TAX	2,088	1,354	734	54%
Income tax	(543)	(318)	(225)	71%
PROFIT FROM CONTINUING OPERATIONS	1,545	1,036	509	49%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,545	1,036	509	49%
Profit attributable to non-controlling interest	137	74	63	85%
Profit attributable to the Parent	1,408	962	446	46%

*	Includes exchange differences (net)

In the first half of 2015, Continental Europe contributed 25% of the profit attributed to the Group’s operating areas. In a more favorable but still weak environment with low interest rates, the general strategic lines of the last few years were maintained: (i) defending spreads on loans and on deposits, (ii) reducing the cost of deposits in all the units, (iii) control of costs and exploiting synergies, and (iv) active risk management.

Total income increased €319 million, mainly due to the €289 million increase in interest income / (charges). This increase was concentrated in Santander Consumer due to the incorporation of GE Nordics, Carfinco in Canada and the PSA France.

Operating expenses; which includes administrative expenses and depreciation and amortization, increased by 3% or €86 million mainly due to: (i) a €133 million increase in Santander Consumer resulting from the incorporation of the business mentioned above, and (ii) a €63 million reduction in Spain due to the implementation of cost control measures.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets, declined €476 million or 27% mainly due to the reduction in net new non-performing loans.

Profit attributable to the Parent increased €446 million, due to greater interest income / (charges) and a reduction in impairment losses on financial assets. Of note by units was the good performance of Spain, whose profits increased by 50%.

United Kingdom

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,441	2,024	417	21%
Income from equity instruments	—	—	—	n.a.
Income from companies accounted for by the equity method	2	5	(3)	(60%)
Net fees and commissions	577	494	83	17%
Gains/losses on financial assets and liabilities (net) *	144	147	(3)	(2%)
Other operating income/(expenses) (net)	13	15	(2)	(13%)
TOTAL INCOME	3,177	2,685	492	18%
Administrative expenses	(1,403)	(1,280)	(123)	10%
Personnel expenses	(935)	(795)	(140)	18%
Other general expenses	(468)	(485)	17	(4%)
Depreciation and amortization	(246)	(249)	3	(1%)
Provisions (net)	(111)	25	(136)	n.a.
Impairment losses on financial assets (net)	(95)	(208)	113	(54%)
Impairment losses on other assets (net)	(1)	—	(1)	n.a.
Gains/(losses) on other assets (net)	6	—	6	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,327	973	354	36%
Income tax	(280)	(198)	(82)	41%
PROFIT FROM CONTINUING OPERATIONS	1,047	775	272	35%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,047	775	272	35%
Profit attributable to non-controlling interest	17	—	17	n.a
Profit attributable to the Parent	1,030	775	255	33%

*	Includes exchange differences (net)

In the first half of 2015, United Kingdom contributed 18% of the profit attributed to the Group’s total operating areas. Results were obtained in an environment of improving economic growth. Santander UK’s strategy remained focused on loyal and satisfied retail customers. Support to UK businesses was improved by offering a broader range of products and a larger distribution capacity.

Total income rose €492 million or 18% (in local currency 5%), mainly due to a €417 million increase in interest income / (charges) and a €83 million increase in net fees and commissions. The net interest income improvement reflected the lower cost of retail liabilities and higher volumes. The increase in net fees and commissions was mainly due to lending commissions and Global Wholesale Banking activity.

Operating expenses increased €120 million mainly due to investment programs in retail and corporate banking. These strategic investments underpin future efficiency improvements.

Provisions and impairment losses increased €26 million or 14% mainly due to: (i) a €136 million rise in provisions (net) after the releases accounted in 2014 due to the reduction in obligations relating to the agreement reached to limit pensionable salary, and (ii) a €112 million decrease in impairment losses on financial assets (net) with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a better economic environment.

Profit attributable to the Parent increased €254 million or 33% (18% in local currency) mainly due to improved net interest income / (charges), resulting from improved margins as well as increasing volumes, and lower impairment losses, reflecting the better quality of the balance sheet and the improved macroeconomic environment.

Latin America

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	7,933	6,842	1,091	16%
Income from equity instruments	34	52	(18)	(35%)
Income from companies accounted for by the equity method	153	129	24	19%
Net fees and commissions	2,399	2,148	251	12%
Gains/losses on financial assets and liabilities (net) *	327	241	86	36%
Other operating income/(expenses) (net)	(162)	(142)	(20)	14%
TOTAL INCOME	10,684	9,270	1,414	15%
Administrative expenses	(3,763)	(3,446)	(317)	9%
Personnel expenses	(2,141)	(1,924)	(217)	11%
Other general expenses	(1,622)	(1,522)	(100)	7%
Depreciation and amortization	(414)	(384)	(30)	8%
Provisions (net)	(887)	(362)	(525)	145%
Impairment losses on financial assets (net)	(2,657)	(2,544)	(113)	4%
Impairment losses on other assets (net)	(170)	17	(187)	n.a.
Gains/(losses) on other assets (net)	64	29	35	121%
OPERATING PROFIT/(LOSS) BEFORE TAX	2,857	2,580	277	11%
Income tax	267	(654)	921	n.a.
PROFIT FROM CONTINUING OPERATIONS	3,124	1,926	1,198	62%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	3,124	1,926	1,198	62%
Profit attributable to non-controlling interest	435	414	21	5%
Profit attributable to the Parent	2,689	1,512	1,177	78%

*	Includes exchange differences (net)

In the first half of 2015, Latin America contributed 48% of the profit attributed to the Group’s total operating areas. The evolution of results in euros is positively affected by average exchange rates.

Total income increased by €1,414 million or 15% mainly due to a €1,091 million or 16% improvement in interest income / (charges). This variation was mainly due to the increase in loan volumes and spreads in Brazil, the increase in Mexico’s lending and the exchange rate impact. Furthermore, net fees and commissions increased by €251 million or 12% mainly concentrated in Argentina (basically due to improved performance of credit cards and current accounts) and Brazil (primarily insurance and credit cards).

Operating expenses increased €347 million or 9% (8% in local currencies), mainly due to increased capacity and new commercial projects.

Provisions and impairment losses increased by €825 million or 29% mainly due to a €525 million increase in provisions concentrated in Brazil. The provisions increase in Brazil was mainly due to releases occurred in 2014 that were not repeated in 2015, together with an increase in civil and legal provisions in the first half of 2015.

Income tax at June 30, 2015 was a €267 million gain, a €921 million increase as compared to the €655 million loss a year earlier mainly due to the reversal in the second quarter of 2015 of tax liabilities in Brazil.

Profit attributable to the Parent increased by €1,177 million or 78%, affected positively by the reversal of tax liabilities in Brazil and exchange rates. Excluding these effects the increase would have been 20% mainly due to higher total income (driven by net interest income and fees and commissions), partially offset by higher operating expenses in most of the units and higher provisions and impairment losses in Brazil.

United States

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,927	2,237	690	31%
Income from equity instruments	26	13	13	100%
Income from companies accounted for by the equity method	2	2	—	0%
Net fees and commissions	447	336	111	33%
Gains/losses on financial assets and liabilities (net) *	133	44	89	n.a.
Other operating income/(expenses) (net)	141	34	107	n.a.
TOTAL INCOME	3,676	2,666	1,010	38%
Administrative expenses	(1,150)	(844)	(306)	36%
Personnel expenses	(670)	(481)	(189)	39%
Other general expenses	(480)	(363)	(117)	32%
Depreciation and amortization	(142)	(105)	(37)	35%
Provisions (net)	(63)	(15)	(48)	n.a.
Impairment losses on financial assets (net)	(1,392)	(1,046)	(346)	33%
Impairment losses on other assets (net)	(1)	(6)	5	(83%)
Gains/(losses) on other assets (net)	2	15	(13)	(87%)
OPERATING PROFIT/(LOSS) BEFORE TAX	930	665	265	40%
Income tax	(268)	(199)	(69)	35%
PROFIT FROM CONTINUING OPERATIONS	662	466	196	42%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	662	466	196	42%
Profit attributable to non-controlling interest	201	110	91	83%
Profit attributable to the Parent	461	356	105	29%

*	Includes exchange differences (net)

In the first half of 2015, the United States contributed 8% of the profit attributed to Group’s total operating areas. Santander in the United States comprises (i) Santander Holdings USA (SHUSA) which is the parent company of Santander Bank, a national banking association, and Santander Consumer USA Holdings Inc. (SCUSA), a consumer finance company focused on vehicle finance, and (ii) the commercial banking activity of Banco Santander Puerto Rico.

On July 3, 2015, we announced that we had reached an agreement to buy DDFS LLC’s 9.68% stake in SCUSA. Following this transaction, subject to several regulatory approvals, the Group’s stake in SCUSA will increase to around 68.7%.

Total income increased by €1,010 million or 38% (12% in local currency) mainly due to SCUSA, as a result of an increase in originations, which spurred net interest income, as well as the development of the leasing business, and fee income from servicing. However, Santander Bank’s net interest income is under pressure from continuing low interest rates, offset by trading gains.

Operating expenses increased €343 million or 36% (11% in local currency) due to the efforts made in regulatory compliance and IT investments.

Provisions and impairment losses rose €389 million or 36%, mainly due to the €346 million increase in impairment losses on financial assets (net), relating to the continued growth in retail installment contracts and the related provisioning for this portfolio.

Profit attributable to the Parent increased by €105 million or 29% (5% in local currency), thanks to higher total income (net interest income and fees and commissions) that more than offset the increase in costs, loan loss provisions and non-controlling interest.

Corporate Activities

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(930)	(1,023)	93	(9%)
Income from equity instruments	39	15	24	160%
Income from companies accounted for by the equity method	(22)	(15)	(7)	47%
Net fees and commissions	(24)	(14)	(10)	71%
Gains/losses on financial assets and liabilities (net) *	262	550	(288)	(52%)
Other operating income/(expenses) (net)	20	26	(6)	(23%)
TOTAL INCOME	(655)	(461)	(194)	42%
Administrative expenses	(381)	(320)	(61)	19%
Personnel expenses	(140)	(128)	(12)	9%
Other general expenses	(241)	(192)	(49)	26%
Depreciation and amortization	(33)	(68)	35	(52%)
Provisions (net)	(381)	(1,047)	666	(64%)
Impairment losses on financial assets (net)	—	46	(46)	(100%)
Impairment losses on other assets (net)	(92)	(800)	708	(89%)
Gains/(losses) on other assets (net)	179	2,314	(2,135)	(92%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(1,363)	(336)	(1,027)	n.a.
Income tax	62	(578)	640	n.a.
PROFIT FROM CONTINUING OPERATIONS	(1,301)	(914)	(387)	42%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(1,301)	(914)	(387)	42%
Profit attributable to non-controlling interest	25	(65)	90	n.a.
Profit attributable to the Parent	(1,326)	(849)	(477)	56%

*	Includes exchange differences (net)

This area covers a series of centralized activities and acts as the Group’s holding. Therefore, it manages all equity (capital and reserves of all the units) and determines its allocation to each of the units.

Total income decreased by €194 million or 42%, due to reduced results from centralized management of interest rate and exchange rate risk, which was partly offset by the lower financial cost of issuances because of the decline in interest rates as well as the lower volume (decline in businesses’ liquidity needs in year-on-year comparison).

Operating expenses increased by €24 million or 6%, mainly due to expenses related to corporate transactions underway (recorded in this area until they are granted) and higher costs from regulatory requirements.

Provisions and impairment losses, decreased by €1,328 million or 74% as the provision for pre-retirements in Spain and restructuring costs and impairment losses on intangible assets recorded in 2014 were not repeated in 2015.

Gains / (losses) on other assets decreased by €2,135 million, mainly due to certain transactions registered in 2014: the stock market placement of SCUSA (€1.7 billion) and the sale of Altamira (for €664 million). In 2015 we did not record any significant gain or loss in this line item.

Income tax decreased by €641 million mainly due to the tax impact registered in 2014 from the SCUSA and Altamira transactions which were not repeated in 2015.

Loss attributable to the Parent increased by €477 million mainly due to the decrease in gains on other assets relating to the 2014 SCUSA and Altamira transactions partly offset by the reduction in income tax expenses.

Second level (business):

Retail Banking

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	16,402	14,175	2,227	16%
Income from equity instruments	79	83	(4)	(5%)
Income from companies accounted for by the equity method	225	149	76	51%
Net fees and commissions	4,378	4,043	335	8%
Gains/losses on financial assets and liabilities (net) *	428	207	221	107%
Other operating income/(expenses) (net)	49	(159)	208	n.a.
TOTAL INCOME	21,561	18,498	3,063	17%
Administrative expenses	(8,236)	(7,511)	(725)	10%
Personnel expenses	(4,869)	(4,352)	(517)	12%
Other general expenses	(3,367)	(3,159)	(208)	7%
Depreciation and amortization	(1,040)	(993)	(47)	5%
Provisions (net)	(1,168)	(437)	(731)	167%
Impairment losses on financial assets (net)	(4,862)	(4,904)	42	(1%)
Impairment losses on other assets (net)	(179)	(16)	(163)	n.a.
Gains/(losses) on other assets (net)	18	6	12	200%
OPERATING PROFIT/(LOSS) BEFORE TAX	6,094	4,643	1,451	31%
Income tax	(522)	(1,124)	602	(54%)
PROFIT FROM CONTINUING OPERATIONS	5,572	3,519	2,053	58%
Profit/(loss) from discontinued operations (net)	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	5,572	3,519	2,053	58%
Profit attributable to non-controlling interest	717	522	195	37%
Profit attributable to the Parent	4,855	2,997	1,858	62%

*	Includes exchange differences (net)

The Group’s Retail Banking segment, which includes all customer banking businesses (except those of corporate banking which are included under Global Wholesale Banking) generated 87% of the profit attributed to Group’s total operating areas in the first half of 2015. The evolution of results in euros is affected by average exchange rates.

Total income increased by €3,063 million or 17%, mainly due to €2,227 million or 16% improvement in interest income / (charges). This increase in interest income / (charges) was mainly due to the impact of exchange rates and increased interest income of Santander Consumer (which benefited from the consolidation of GE Nordics, Carfinco in Canada and PSA France) and Latin America.

Operating expenses increased by €772 million or 9% impacted by the depreciation of the Latin American currencies (6% increase in local currencies). This increase was mainly concentrated in Latin America due to the increased installed capacity and new commercial projects.

Income tax improved by €602 million mainly due to the reversal in the second quarter of 2015 of tax liabilities in Brazil.

Provisions and impairment losses increased by €853 million or 16% resulting mainly from the increase in provisions concentrated in Brazil. The provisions increase in Brazil was mainly due to releases occurred in 2014 that were not repeated in 2015, together with an increase in civil and legal provisions in the first half of 2015.

Profit attributable to the Parent increased by €1,859 million or 62% affected positively by the reversal of tax liabilities in Brazil and exchange rates. Excluding these impacts the increase was 26% mainly due to the improved performance in total income.

Global Wholesale Banking

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,478	1,212	266	22%
Income from equity instruments	154	154		0%
Income from companies accounted for by the equity method	(3)	—	(3)	n.a.
Net fees and commissions	754	701	53	8%
Gains/losses on financial assets and liabilities (net) *	344	520	(176)	(34%)
Other operating income/(expenses) (net)	25	12	13	108%
TOTAL INCOME	2,752	2,599	153	6%
Administrative expenses	(896)	(790)	(106)	13%
Personnel expenses	(564)	(499)	(65)	13%
Other general expenses	(332)	(291)	(41)	14%
Depreciation and amortization	(117)	(98)	(19)	19%
Provisions (net)	(11)	(22)	11	(50%)
Impairment losses on financial assets (net)	(341)	(304)	(37)	12%
Impairment losses on other assets (net)	(16)	(16)		0%
Gains/(losses) on other assets (net)	8	(1)	9	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,379	1,368	11	1%
Income tax	(386)	(378)	(8)	2%
PROFIT FROM CONTINUING OPERATIONS	993	990	3	0%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	993	990	3	0%
Profit attributable to non-controlling interest	72	75	(3)	(4%)
Profit attributable to the Parent	921	915	6	1%

*	Includes exchange differences (net)

The Global Wholesale Banking segment generated 16% of the operating areas’ total profit attributable to the Group in the first half of 2015. Santander Global Banking & Markets maintained the lines of action begun in 2014: develop the sale of products to all the Bank’s clients, develop our transaction business, deepen the creation of the customer franchise in the UK, the US and Poland and step up our coverage in Asia and the Andean region, in line with the Group’s expansion in these areas.

Total income increased by €153 million or 6%. In local currencies the increase was 3% mainly due to net interest income and fee income (+14% combined). The main areas of Global Wholesale Banking experienced varied performance. Global transaction banking, against a backdrop of contained spreads and low interest rates, increased 6%. Financing solutions and advisory grew 9% reflecting the soundness of the various businesses. In global markets, customer revenues were down 14% due to the lower contribution of European units.

Operating expenses increased €125 million or 14%, 9% in local currencies, because of investments in potential growth markets, particularly in the US, UK, Poland and Asia.

Provisions and impairment losses increased by €26 million or 8%, mainly due to growth in loan loss provisions in Brazil.

Profit attributable to the Parent increased by €6 million or 1%; however in local currency it decreased by 1%, as the increase in total income was offset by higher expenses and loan loss provisions.

Spain’s Run-Off Real Estate

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
INTEREST INCOME / (CHARGES)	(8)	(2)	(6)	n.a.
Income from equity instruments	—	—	—	n.a.
Income from companies accounted for by the equity method	—	(26)	26	n.a.
Net fees and commissions	2	4	(2)	(50%)
Gains/losses on financial assets and liabilities (net) *	—	—	—	n.a.
Other operating income/(expenses) (net)	—	—	—	n.a.
TOTAL INCOME	(6)	(24)	18	(75%)
Administrative expenses	(97)	(100)	3	(3%)
Personnel expenses	(18)	(19)	1	(5%)
Other general expenses	(79)	(81)	2	(2%)
Depreciation and amortization	(5)	(6)	1	(17%)
Provisions (net)	—	—	—	n.a.
Impairment losses on financial assets (net)	(93)	(206)	113	(55%)
Impairment losses on other assets (net)	—	—	—	n.a.
Gains/(losses) on other assets (net)	(69)	(102)	33	(32%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(270)	(438)	168	(38%)
Income tax	81	131	(50)	(38%)
PROFIT FROM CONTINUING OPERATIONS	(189)	(307)	118	(38%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(189)	(307)	118	(38%)
Profit attributable to non-controlling interest	—	—	—	n.a.
Profit attributable to the Parent	(189)	(307)	118	(38%)

*	Includes exchange differences (net)

The Group manages in a separate unit its run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, and has a specialized management model, stakes in the real estate company SAREB and foreclosed assets.

Impairment losses on financial assets continued its downward trend and experienced a reduction of €113 million in the first half of 2015 directly related to the decrease in net customer lending.

Losses on other assets (net) decreased by €33 million mainly due a drop in losses from sale of foreclosed assets.

Losses attributable to the Parent decreased by €118 million, mainly due to a reduction of impairment losses and of losses from the sale of foreclosed assets.

Financial Condition

Assets and Liabilities

Our total assets were €1,339,376 million at June 30, 2015, a 5.8% or €73,080 million increase from total assets of €1,266,296 million at December 31, 2014. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans were

€826,707 million as of June 30, 2015, an 8.5% or €64,779 million increase from €761,928 million as of December 31, 2014. Lending to the Spanish public sector decreased 8.2%, lending to other resident sectors increased a 0.6% while lending to the non-resident sector increased an 11.1%. See “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (charges)” for a discussion of the evolution of our loan portfolio.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, stood at €687,900 million at June 30, 2015, a 6.2% or €40,272 million increase as compared to €647,628 million at December 31, 2014. Other managed funds, including mutual funds, pension funds and managed portfolios, increased 3.8% from €141,369 million at December 31, 2014, to €148,688 million at June 30, 2015 mainly due to the mutual fund growth strategy.

The Group issued in the first half of 2015 €26,096 million of medium- and long-term issues, of which €21,979 million was senior debt, €1,703 million was covered bonds and €2,414 was subordinated debt. Maturities of medium- and long-term debt amounted to €24,065 million in the first half of 2015, of which €12,261 million was senior debt, €11,235 million was covered bonds, 525 million was subordinated debt and €44 million was preference shares.

As regards securitizations, the Group’s subsidiaries placed a total of €6,724 million in the first half of 2015 as compared to €8,460 in the first half of 2014.

The net loan-to-deposit ratio at the end of June 2015 was 116%. The ratio of deposits plus medium and long-term funding to lending was 112%, underscoring a comfortable funding structure.

Total goodwill was €28,594 million, €1,046 million more than at the end of 2014, mainly due to the depreciation of the euro against the dollar and the sterling.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2015 was €91,497 million, an increase of €10,692 million or 13.2% from €80,805 million at December 31, 2014. The increases in capital, additional paid-in capital and reserves during the first half of 2015 were the main drivers of this variation.

Our computable capital as of June 30, 2015 amounted to €83,998 million and the surplus over the minimum required was €35.2 billion. Our total capital ratio as of that date is 13.78%.

As of June 30, 2015 the phased-in CET1 (common equity tier 1) is 12.38%, the same as that for the Tier 1 capital ratio, while the total ratio is 13.78%. The fully-loaded CET1 is 9.83% and the fully-loaded total ratio is 12.37%.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk — E. Management of structural liquidity”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of profits.

At June 30, 2015, we had outstanding €200.4 billion of senior debt, of which €65.6 billion were mortgage bonds and €20.2 billion were promissory notes. Additionally, we had €19.8 billion in outstanding subordinated debt (which includes €6.6 billion preferred securities and €1.4 billion in preferred shares).

The following table shows the average balances as of June 30, 2015 and 2014 of our principal sources of funds:

	As of June 30,
	2015	2014
	(in millions of euros)
Due to credit entities	141,924	124,629
Customer deposits	648,191	615,690
Marketable debt securities	194,129	185,654
Subordinated debt	17,894	17,378

Total	1,002,138	943,351

The average maturity of our outstanding debt as of June 30, 2015 was the following:

• Senior debt	5.7 years
• Mortgage debt	14.6 years
• Dated subordinated debt	13.6 years

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook
Moody’s	A3	P-2	Positive
Standard & Poor’s	BBB+	A-2	Stable
Fitch Ratings	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €649.2 billion at June 30, 2015. Loans and advances to customers (gross) totaled €826.7 billion at the same date.

We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We, Grupo Santander, are a European, Latin American and North American financial group. Although we are currently not aware of any material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2015 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures. See “Item 6 — Recent Events — Acquisitions, Dispositions, Reorganizations and Other Recent Events” for a description of our material commitments in connection with anticipated acquisitions.

C. Research and development, patents and licenses, etc.

During 2014 and the first half of 2015, we spent €1,345 million and €258 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

We believe we have a unique model and franchise to compete in the global retail banking landscape. Our purpose is to help people and businesses prosper. At our core lies:

•	A diversified presence. Our well-balanced emerging-mature markets mix is delivering growth above our peers.

•	Strong retail and commercial operations. We are or aim to be one of the top 3 banks in our core 10 markets, which give us access to one billion customers.

•	Autonomous subsidiaries in liquidity and capital. The Group is composed of subsidiaries that are autonomous in capital and liquidity. This autonomy creates incentives for good local management and enhances our stability and flexibility.

•	International talent management, a common culture and a top global brand. We are able to attract and retain world class talent. We have a shared approach as to how we want to operate and we have created a powerful, global brand.

•	Prudent risk management and balance sheet strength, underpinned by our Group’s solid control framework. We have delivered a dividend every year for more than 50 years, including during the financial crisis.

•	Investment in innovation, driving digital transformation, and sharing best practice. Our global scale enables us to add value to our subsidiaries around the world.

Our aim is to be the best retail and commercial bank that earns the lasting loyalty of our employees, customers, shareholders and communities.

We have communicated to the market six strategic priorities that will allow us to achieve our aim. These priorities are:

1.	Be the best bank to work in and transform our culture

2.	Increase the number of loyal individual customers and companies

3.	Operational excellence

4.	Capital strength and risk management

5.	Enhanced profitability

6.	Santander Universities as the main support of communities

Our corporate culture is based on everything we do should be Simple, Personal and Fair.

•	A simple bank offers its customers a service that is convenient and products that are easy to understand, however and whenever they choose to bank. It makes its processes better every day, so they are easy and clear for customers and its team.

•	A personal bank treats its customers as valued individuals, providing a professional, personal service they can trust. It supports colleagues to develop their skills and achieve their ambitions.

•	A fair bank treats people as they like to be treated – and it earns investors an adequate and sustainable return, while contributing its share to help communities.

We have reinforced our capital and risk management. Our €7.5 billion capital increase in January 2015 was done for two reasons. First, we wanted to be able to accelerate organic growth, with the new capital allowing us prudently to seek to gain market share now that most of our core markets are forecast to grow once again. Second, we wanted to be able to have in place a sustainable dividend policy and aim to increase the cash component of the pay-out to between 30 to 40% of recurrent earnings.

Looking ahead, we aim to have one of the best overall capital ratios while focusing on organic growth in Europe and the Americas, strategic capital allocation and the application of stricter criteria to any acquisitions we consider. We are working on a Group Wide Risk Management Program to enhance our holistic and timely control of all types of risks. Our goal is to achieve a predictable risk profile, with NPLs below 5%. The most important aspect of risk management, however, is strong corporate governance, and our board of directors is and will continue to be fully involved in the Group’s risk oversight and management.

Outlook

The forward-looking statements included below and in the following section are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” on page 3 of this Report and the “Risk Factors” section on pages 13-34 of our 2014 Form 20-F.

The economic outlook for 2015 is better than in recent years. Global growth continues to be below pre-crisis levels and as a result interest rates may stay lower for longer than anticipated. We believe that the European recovery will continue while emerging countries will experience continued cyclical adjustments. Banks will continue to operate in a very complex environment of low interest rates and economic growth below pre-2008 levels. Many of the regulations introduced as a result of the international financial crisis will continue to have a structural impact on banks’ profitability. This is particularly the case with the higher capital requirements, short- and long-term liquidity and leverage ratios, higher cost of deposits as a result of bank resolution mechanisms and the cost of compliance with these and other new regulations.

•	United Kingdom

The business dynamics, combined with our balance sheet strength, represent a strong foundation for growth in 2015, during which we will seek to maintain key strategic lines in the United Kingdom: increase the number of loyal customers, demand deposit accounts and increased lending to companies. We will also continue to invest in digital technology and seek to further improve the efficiency ratio.

•	Spain

In 2015, with a macroeconomic environment that is expected to further improve, we expect that profit and profitability will continue to normalize. We will focus more on the commercial business, quality of service and customer loyalty. We also aim to increase our lending market share and continue efforts to improve the cost of credit and operational excellence that in turn will positively affect results.

•	Santander Consumer Finance

In 2015, we expect that the entry into force of the agreement with Banque PSA Finance and of the business acquired from GE Nordics will consolidate our leadership in auto finance in various European countries, enhancing our ability to enter markets such as France and Switzerland where we have not operated previously. In addition, we will focus on integrating new operations while fostering the growth of the rest of our units and maintaining spreads tailored to each market.

•	United States

Our two main objectives in 2015 are to continue to improve the commercial franchise in order to be in a position to gain market share in a growing economy and to strengthen governance and control structures by investing more in technology, risk and regulatory compliance, enabling us to efficiently meet regulatory requirements.

•	Portugal

We expect we will continue to normalize profit in 2015 and we believe we have the opportunity to gain market share in the next few years, growing in customers and revenues as we seek to improve our cost structure and lower our provisions.

•	Brazil

We are seeking to implement measures to increase the number of loyal customers, increase market share, while continuing to improve efficiency. In addition, the acquisition of minority interests and investments in GetNet and Bonsuceso reaffirms our confidence in the country’s medium and long term potential, and we believe will have a positive direct impact on results.

•	Mexico

In 2015, we expect to continue making investments in the multi-channel business and to open branches while pursuing our efficiency plan. The objective is to grow at a rate greater than the market, particularly with high income clients, SMEs and other companies. We are well-positioned to take advantage of the economic recovery and want to be one of the leading banks in financing the government’s infrastructure plan.

•	Chile

We believe the more expansive tone of monetary and fiscal policy in 2015 anticipates an increase in activity. The Bank’s strategy will continue to focus on improving the customer experience, transforming commercial and retail banking and deepening the relationship model with SMEs and large corporations.

•	Poland

We are well-positioned in 2015 with the integration of BZ WBK and Kredyt Bank complete. We draw strength from our leadership in credit cards, mobile banking and electronic banking, from our capacity to offer innovative solutions to individual customers and companies, and the development of the Next Generation Bank strategic program, whose main objective is to make BZ WBK the Bank of first choice.

•	Argentina

In 2015, we will continue to develop a strategy focused on improving our commercial position in order to fully exploit the most profitable businesses or segments, with greater emphasis on high income individuals, SMEs and transaction-specific products.

E. Off-balance sheet arrangements

As of June 30, 2015 and December 31, 2014, we had the following outstanding contingent liabilities and commitments:

	June 30, 2015	December 31, 2014
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	17,081	13,383
Irrevocable documentary credits	2,470	2,381
Other guarantees	24,472	28,006
Other contingent liabilities	336	308

Total contingent liabilities	44,359	44,078

Commitments:
Balances drawable by third parties	190,402	182,955
Other commitments	28,239	25,085

Total commitments	218,641	208,040

Total contingent liabilities and commitments	263,000	252,118

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
	(in millions of euros)
Mutual funds	114,889	109,519
Pension funds	11,503	11,481
Managed Portfolio	22,296	20,369

Total other managed funds	148,688	141,369

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2015:

Contractual obligations (in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years	Total
Deposits from credit institutions	94,576	21,038	16,209	7,065	138,888
Customer deposits	555,306	60,020	9,189	23,993	648,508
Marketable debt securities	70,832	50,850	22,849	51,898	196,429
Subordinated debt	303	4,283	6,319	8,931	19,836
Liabilities under insurance contracts (1)	532	43	21	52	648
Operating lease obligations	225	412	275	1,149	2,061
Capital lease obligations	90	58	39	99	286
Purchase obligations	2	2	2	1	7
Other long-term liabilities (2)	1,916	3,623	3,442	7,681	16,662
Contractual interest payments (3)	9,395	8,292	6,666	31,922	56,275

Total	733,177	148,621	65,011	132,791	1,079,600

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2014 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 61% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 39% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces relatively lower related losses.

In Spain, at June 30, 2015, the loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate close to a 29% (under management criteria described below). Residential mortgages represent around 30% of the total loans and advances to customers (excluding the public sector) within the business in Spain, 72% of which has a LTV at inception lower than 80%.

All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (a 46.8% simple average, as of June 30, 2015). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last few years has been to reduce the volume of real estate exposure in Spain which at June of 2015 stood at €7,210 million in net terms (this represents around 2% of the assets in Spain and 0.5% of the Group’s assets).

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business.

The Group’s risk policy focuses on maintaining a medium-low and predictable profile for its risks. The main risk management principles are: independence of the risk function from business, involvement of senior management, decision-making through committees and both corporate and local control for all risks managed in accordance with limits on risk appetite and risk policies.

Regarding the portfolio monitoring, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams (in addition to the tasks performed by the internal audit division).

It is important to highlight that balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

Other

We use credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk— B. Trading market risks—1. Quantitative analysis—1.4. Risk management of structured derivatives”.

Item 4

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Federal Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously dismissed the extraordinary appeal filed by the Brazilian Federal Public Prosecutor’s Office. Although on June 29 the Federal Public Prosecutor’s Office filed a petition for clarification (“embargos de declaraçao”) of the decision, it has also been dismissed and on September 3, 2015, the Federal Public Prosecutor admitted that no other appeal is admissible. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provisioned, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the group believes that the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF. Unfavorable decisions were obtained for Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brasil Dois Participações, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	Also in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A., performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortization performed after to the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has appealed this decision at the Federal Tax Office. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Sudameris. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. expects the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. During 2015, the court of first instance handed down judgments in favor of HM Revenue & Customs in relation to all of these issues. Santander UK has decided to not appeal these judgments further. A provision has been recognized and utilized for the full amount.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At June 30, 2015, the provision recognized in this connection amounted to GBP 73 million. The monthly cost of compensation, including the proactive program of contact with customers, fell to GBP 10 million per month in the first half of 2015 from a monthly average of GBP 11 million over 2014. Excluding the results of pro-active customer contact, the average redress costs for the first quarter of 2015 were GBP 6 million per month. The percentage of unjustified claims continues to be high.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim which was dismissed by a court decision on February 17, 2015. This decision also held that Banco Santander, S.A. had breached its contractual obligations under the framework financial transactions agreement entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of June 30, 2014.

A court order dated May 25, 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander has filed an appeal against the court’s decisions on the following: 1) the stay of the arbitration proceeding and the effects of the arbitral agreement, 2) the termination of the arbitration agreement 3) the failure to recognize the contingent claim and the declaration of breach by Banco Santander, S.A. and 4) the decision not to conclude the proceeding due to the non-existence of insolvency.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims. On September 16, 2015, the Court agreed to suspension of the arrangement phase until the Barcelona Provincial Appellate Court decides on the stay requested.

In its appeal documents, Banco Santander requested the stay of any proceedings that might be affected by the decision on the appeals filed, including the stay of the insolvency proceeding and the processing of the arrangement phase until the Court rules on the appeals.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobiliaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned Court upheld the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment. The Bank has challenged the appeal. The Bank has not recognized any provisions in connection with these proceedings.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, certain news reports suggested that Portuguese authorities were questioning the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the bank’s documents. The preliminary hearing took place on May 16, 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognized any provisions in connection with these proceedings.

•	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognized provisions totaling approximately €455 million to cover the estimated cost of the claims relating to processing fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2015, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

Item 5

Quantitative Analysis About Market Risk

A. Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk covers those transactions where capital risk is assumed as a result of changes in market conditions, including both trading risks as well as structural risks that are also affected by movements in markets.

This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements—as well as from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

•	Exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential movement in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciates against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of open positions in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	Credit spread risk is the risk or sensitivity of the value of open positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•	Market liquidity risk is that of a Group entity or the Group as whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of transactions and market instability, increasing with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain transactions the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension, actuarial and fiduciary risks, which are described later on, also depend on movements in market factors.

On the basis of the finality of the risk, activities are segmented in the following way:

a)	Trading: financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products. The Global Banking and Markets (GBM) division is mainly responsible for managing it.

b)	Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1)	Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and to the Group’s economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, the positions of exchange rate hedging of future results generated in currencies other than the euro (hedging of results) are also included.

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

b.2) Pension and actuarial risk

•	Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund does not cover these commitments in the period of accrual of the provision and the profitability obtained by the portfolio is not sufficient and obliges the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses produced as a result of an increase in the commitments with the insurance takers, as well as losses from an unforeseen rise in costs.

B. Trading market risks

1. Quantitative analysis

The Group’s trading risk exposure remained low in the first half of 2015, in line with previous years, due to the fact that most of the activity involves providing services to its clients, as well as to geographic and risk factor diversification.

1.1. Value at Risk (VaR) analysis

The Group maintained its strategy of concentrating its trading activity in its customer business. This was reflected in the VaR evolution of the trading portfolio of global wholesale banking during the first six months of 2015, which was around the average of the last three years and ended the period at €19.6 million1.

EVOLUTION OF VaR FIRST HALF 2015

Millions of euros. VaR at 99%, with a time frame of one day

During the first half of 2015 VaR fluctuated between €10.7 million and €31.0 million. The main increases were linked to changes in exposure to interest rates in the Brazilian and Spanish treasuries. The average VaR for the period was €16.9 million.

[1]	Relative to the trading activity of global wholesale banking (GWB) in financial markets. In addition to the trading activity of GWB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €18.3 million.

The histogram below shows the distribution of risk in terms of VaR in the first six months of 2015, where 87% of the days had a VaR between €11.5 million and €23.5 million.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2015 were as follows:

VaR STATISTICS BY RISK FACTOR2,3

Millions of euros. VaR at 99%, with a time frame of one day

		Min.	Avg.	Max.	Last
TOTAL TRADING	Total VaR	10.7	16.9	31.0	19.6

	Diversification effect	(5.0)	(12.0)	(20.3)	(5.0)

	Interest rate VaR	9.7	15.6	28.2	15.0
	Equity VaR	1.2	2.0	3.2	1.5
	FX VaR	1.7	4.0	12.7	4.9
	Credit spread VaR	3.1	7.1	13.7	3.1
	Commodities VaR	0.1	0.3	0.6	0.2

LATIN AMERICA	Total VaR	5.4	12.2	27.4	6.7

	Diversification effect	(0.5)	(4.5)	(9.7)	(5.7)

	Interest rate VaR	5.7	12.4	27.2	8.3
	Equity VaR	1.1	1.9	3.2	1.4
	FX VaR	0.7	2.4	7.0	2.7

USA and ASIA	Total VaR	0.4	0.9	2.0	1.2

	Diversification effect	(0.0)	(0.4)	(1.1)	(0.2)

	Interest rate VaR	0.4	0.9	1.6	0.6
	Equity VaR	0.0	0.1	1.8	0.1
	FX VaR	0.0	0.3	1.1	0.2

EUROPE	Total VaR	7.3	11.7	24.8	17.8

	Diversification effect	(1.1)	(9.8)	(19.5)	(4.9)

	Interest rate VaR	6.1	10.7	25.1	15.2
	Equity VaR	0.8	1.4	2.5	1.2
	FX VaR	0.7	2.9	10.7	3.9
	Credit spread VaR	2.4	6.2	11.5	2.4
	Commodities VaR	0.1	0.3	0.6	0.2

GLOBAL ACTIVITIES	Total VaR	1.0	2.2	3.0	1.0

	Diversification effect	(0.1)	(1.0)	(2.7)	(0.1)

	Interest rate VaR	0.1	1.0	3.0	0.1
	Credit spread VaR	1.0	2.2	2.8	1.0
	FX VaR	0.0	0.0	0.2	0.0

The average VaR in the first half of 2015, €16.9 million, was slightly lower than the average VaR in the first half of 2014, €18.3 million, mainly due to a risk decrease on credit spread (€7.1 million vs. €11.4 million) and equity (€2.0 million vs. €2.9 million).

[2]	The VaR of global activities includes operations that are not assigned to any particular country.
[3]	In Latin America, the U.S. and Asia, the VaR levels of the credit spread and commodity factors are not shown separately because of their limited or zero materiality.

VaR BY RISK FACTOR

Millions of euros, VaR at 99% with a time frame of one day

1.2. Gauging and contrasting measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyses and evaluates the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

We calculate and evaluate three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or commissions: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

1.3. Distribution of risks and management results4

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s economic results in the first half of 2015 was 44% compared with a contribution of 51% in total VaR. Europe, with 49% of results, contributed 47% of global risk. USA and Asia contributed 6% of results and 0.3% of global risk. Finally, Global Activities contributed 1.3% of results and 1.7% of total VaR.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (millions of euros); percentage of annual totals.

Monthly distribution of risks and results

The next chart shows that both the risk profile, in terms of 99% VaR, and the monthly results were relatively constant during the first the half of 2015.

[4]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost).

DISTRIBUTION OF RISK BY TIME AND RESULTS IN THE FIRST HALF 2015: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (millions of euros); percentage of annual totals.

The following histogram of frequencies shows the distribution of daily economic results on the basis of their size in the first half of 2015. The daily yield5 was between -€15 million and €15 million on more than 94% of days when the market was open.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (millions of euros). Number of days (%) in each range

[5]	Yields “clean” of commissions and results of intraday derivative operations.

1.4. Risk management of structured derivatives

Our structured derivatives activity is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are Spain, the U.K. and, to a lesser extent, Brazil and Mexico.

Risk of structured derivatives (in terms of VaR 99%) moved in a range between €2.6 million and €12.8 million.

We continue to have very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of the first half of June 2015, the Group had:

•	CDOs and CLOs: the position continues to be not very significant (€61 million).

•	Hedge funds: the total exposure is not significant (€275.2 million) being all of it indirect via the counterparty risk of the derivatives traded with them (€204.6 million) and financing these funds (€70.6 million). This exposure has low loan-to-value levels of around 20% (collateral of €1,347.9 million). The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•	Conduits: no exposure.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was €88 million[6] at the end of the first half of 2015, mainly indirect exposure. The direct exposure was only €0.6 million (for example, via purchase of protection from the risk of nonpayment by any of these insurance companies through a credit default swap).

These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

[6]	Guarantees provided by monolines for bonds issued by U.S. states (municipal bonds) are not considered as exposure. They amounted to €389 million at the end of June 2015.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make their coverage possible when necessary.

1.5. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in the first half of 2015 (at least every month) at the local and global levels for all the trading portfolios and using the same assumptions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

As regards the variations, an historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. As of June 30, 2015, that scenario implied, for the global portfolio, interest rate rises in Latin America and falls in core markets, falls in stock markets, depreciation of all currencies against the euro, and rise in credit spreads and volatility. The following table shows the results of this scenario at that date.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Millions of euros. Data at June 30, 2015

	Interest rate	Equities	Exchange rate	Credit Spread	Commodities	Total
Total Trading	(59.1)	(11.3)	(8.5)	(13.2)	(0.4)	(92.5)

Europe	(24.8)	(8.4)	(1.6)	(12.0)	(0.4)	(47.1)
Latin America	(34.2)	(2.9)	(6.8)	0.0	0.0	(44.0)
USA	0.0	0.0	0.0	0.0	0.0	0.0
Global Activities	(0.1)	0.0	(0.1)	(1.2)	0.0	(1.4)
Asia	0.0	0.0	0.0	0.0	0.0	0.0

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be, if the stress movements defined in the scenario materialized in the market, €92.5 million, a loss that would be concentrated in Europe (in this order, interest rates, credit spreads, equities and exchange rates) and Latin America (in this order, interest rates, exchange rates and equities).

Other global stress test scenarios

Various global scenarios (similar for all the Group’s units) are established:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis: historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	EBA EU-Wide Stress Test: adverse scenario proposed by the EBA in April 2014 in its stress test exercise, reflecting systemic risks considered as the major threats to banking sector stability in the European Union.

Every month a consolidated stress test report is drawn up, supervised by the global committee of market risks, with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the relevant business executive is informed.

2. Methodologies

2.1 Value at Risk (VaR)

The standard methodology that we applied to trading activities during the first half of 2015 was Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and within a certain time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments that condition the levels of risk assumed to be efficiently and quickly incorporated. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR. Two figures are calculated every day, one applying an exponential decline factor which accords less weight to the observations furthest away in time and another with the same weight for all observations. The reported VaR is the higher of the two.

The Value at Earnings (VaE) is also calculated, and it measures the maximum potential gain with a certain level of confidence and within a certain time frame, applying the same methodology as for the VaR.

The VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, is based on market movements that really occurred without the need to make assumptions of formal functions nor of correlations between market factors, etc.), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence which does not indicate the levels of possible losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

•	The VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Other limitations come from using the historic simulation methodology:

•	High sensitivity to the historic window used.

•	Incapacity to capture plausible events of big impact if they do not occur in the historic window used.

•	The existence of parameters of valuation with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to the new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are corrected by using the stressed VaR and expected shortfall, the calculation of a VaR with exponential decline and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

2.2 Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to the usual VaR, we calculate a stressed VaR for the main portfolios on a daily basis. The calculation methodology is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 days, instead of one of 520 for the VaR. Furthermore, it is not just the latest data that is used but a continuous period of stress relevant for the portfolio in question. As regards determining the period of observation, for each relevant portfolio, the methodology area has analyzed the history of a subseries of market risk factors that were chosen on the basis of expert criteria and the most relevant positions of the books.

•	In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Meanwhile, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric7. With regard to the near future, the Basel Committee recommends replacing VaR with the expected shortfall as the reference metric for calculating the regulatory capital of the trading portfolios8. The committee believes that the confidence level of 97.5% is a risk level similar to that which VaR captures with a confidence level of 99%.

2.3 Analysis of scenarios

In addition to VaR, the Group uses other measures that enable it to have greater control of the risks in all the markets in which it operates. These measures include analysis of scenarios, which consists of defining alternatives to the performance of different financial variables and obtaining the impact on results of applying them on activities. These scenarios can replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios on all the trading portfolios and considering the same assumptions by risk factor is calculated and analyzed regularly. As a minimum three types of scenarios are defined: plausible, severe and extreme, obtaining with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed and communicated to senior management if deemed pertinent.

2.4 Analysis of positions, sensitivities and results

The positions are used to quantify the net volume of market securities of the transactions in portfolio, grouped by main risk factor, considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency for homogenizing information. The changes in positions are monitored every day, in order to detect possible incidents that might occur and correct them in a timely manner.

[7]	The sub-additive metric is one of the desirable properties which, according to financial literature, should present a coherent risk metric. This property establishes that f (a+b) be lower or equal to f(a)+f(b). Intuitively, it supposes that the more instruments or risk factors there are, the less risky a portfolio due to the benefits of diversification. VaR does not meet this property for certain distributions, while the ES always does.
[8]	“Fundamental review of the trading book: a revised market risk framework” (consultative documents of the Basel Committee on banking supervision, October 2013).

The market risk sensitivity measures are those that estimate the variation (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or by the complete revaluation of the portfolio.

The daily drawing up of the income statement is an excellent indicator of risks, as it enables the impact of changes in financial variables on portfolios to be identified.

2.5 Derivative activities and credit management

Also noteworthy is monitoring of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

As regards the credit risk inherent in the trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional metric, the incremental risk charge (IRC), is calculated in order to cover the risk of non-compliance and of migration of rating that is not adequately captured in the VaR, via the variation of the corresponding credit spreads. The products controlled are basically fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). The method for calculating the IRC is based on direct measurements on the tails of the distribution of losses to the appropriate percentile (99.9%), with a time frame of one year. Monte Carlo methodology is used, applying one million simulations.

2.6 Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

The Group incorporates credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty would be equal to the sum of the CVA for all maturities. It is calculated on the basis of the following inputs:

•	Expected exposure: including, for each transaction the current market value (MtM) as well as the potential future risk (add-on) to each maturity. Mitigating factors such as collateral and netting contracts are taken into account, as well as a factor of temporary decay for those derivatives with intermediate payments.

•	Severity: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

•	Probability of default: for cases where there is no market information (spread curve traded via CDS, etc.) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

•	Discount factors curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in the OTC derivatives.

3. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination operations.

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Three categories of limits are established on the basis of its sphere of approval and control: limits of global approval and control, limits of global approval and local control and limits of local approval and control. The limits are requested by the business executive of each country/institution, tending to the particular nature of the business and achieving the budget established, seeking consistency between the limits and the risk/return ratio, and approved by the corresponding risk bodies.

The business units must at all times comply with the limits approved. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general can consist of reducing the position until it reaches the prevailing limits or set out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the situation of excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be made on what steps to take, and the risk takers could be made to reduce the levels of risk assumed.

C. Structural balance sheet risks

1. Quantitative analysis9

The market risk profile inherent in the Group’s balance sheet, in relation to the volume of assets and shareholders’ funds, as well as the financial margin budgeted, remained at low levels in the first half of 2015 and in line with previous years.

1.1. Structural interest rate risk

Europe and the United States

The main balances in Europe (Parent bank and U.K.) show positive economic value sensitivities to interest rate rises, given the expectations of long-term rates on the basis of economic indicators, while short-term rates maintain a very low net interest margin (NIM) exposure. The U.S. balance sheet is positioned to interest rate rises, both in the short and in the long term.

In any case, the level of exposure in all countries is moderate in relation to the annual budget and the amount of equity.

At the end of June 2015, the risk of the NIM at one year, measured as its sensitivity to parallel changes of ±100 basis points, was concentrated in the U.S. dollar yield curve with €87 million in risk to interest rate cuts (very low probability scenario in the current environment) and in the Polish zloty curve with €80 million in risk to rate cuts. The sensitivity of the margin to the rest of convertible currencies is not significant.

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS10

% of the total

Rest: SCF and Portugal.

At the same date, the main risk of economic value, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points, was in the euro interest rate curve (€2,210 million in risk to interest rate cuts). As regards the sterling and dollar curves, the amounts were €663 million and €360 million, respectively, also in risk to interest rate cuts.

As previously stated, we believe these scenarios are very unlikely.

[9]	Includes the entire balance sheet except for the trading portfolios.
[10]	Sensitivity for the worst scenario between +100 and -100 basis points.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS11

% of the total

Rest: Portugal, SCF and Poland.

Latin America

The long-term balances are positioned to interest rate cuts due to slower economic growth. The situation in the short term is very similar, except in the case of Mexico, as it invests in the short term its liquidity excess in local currency.

A moderate level of exposure was maintained during the first half of 2015 in all countries in relation to the annual budget and the amount of equity.

At the end of June 2015, the financial margin risk measured in sensitivity to ±100 basis points was concentrated in three countries, Brazil (€115 million), Mexico (€53 million) and Chile (€38 million), as shown in the chart below:

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS12

% of the total

Rest: Argentina, Panama, Peru and Uruguay.

Equity value risk, measured by its sensitivity to parallel changes of +/- 100 basis points, is also concentrated in Brazil (€608 million), Mexico (€150 million) and Chile (€115 million).

[11]	Sensitivity for the worst scenario between +100 and -100 basis points.
[12]	Sensitivity for the worst scenario between +100 and -100 basis points.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS 13

% of the total

Rest: Argentina, Panama, Peru and Uruguay.

1.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and the hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

At the end of June 2015, the largest exposures of permanent investments (with their potential impact on equity) were in sterling, followed by Brazilian reals, U.S. dollars, Chilean pesos, Mexican pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

1.3. Structural equity risk

We maintain equity positions in our banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The equity portfolio of the banking book at the end of June 2015 was diversified in securities in various countries, mainly Spain (especially companies in the financial and insurance sectors and, to a lesser extent, public administration (stake in SAREB) and real estate companies), Brazil (principally companies in the financial and insurance sectors and in the transport and energy supply sectors), the U.S. (basically shares of FHLB of Pittsburgh and Federal Reserve Bank of Boston) and China (mainly a 7.2% stake in Bank of Shanghai).

Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are public administration, energy supply, transport and real estate.

The structural equity positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of June 2015, the VaR at 99% with a one day time frame was €216.8 million.

[13]	Sensitivity for the worst scenario between +100 and -100 basis points.

1.4. Structural VaR

With a homogeneous metric such as the VaR, the total market risk of the balance sheet can be monitored, distinguishing between fixed income (both interest rate and the credit spread for the ALCO portfolios), exchange rates and equities.

In general, the structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

Figures in millions of EUR

		June 30, 2015
	December 31, 2014	Low	Average	High	Period End
TOTAL	806.5	568.6	699.3	900.0	568.6

Trading	10.5	10.7	16.9	31.0	19.6
Non-Trading	809.9	561.6	689.3	883.5	561.6
Diversification Effect	(13.9)	(3.7)	(6.9)	(14.5)	(12.6)

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk, Foreign Exchange Rate Risk and Equity Price Risk

Figures in millions of EUR

		June 30, 2015
	December 31, 2014	Low	Average	High	Period End
Interest Rate Risk
Trading	10.5	9.7	15.6	28.2	15.0
Non-Trading	493.6	268.9	421.8	775.7	268.8
Diversification Effect	(10.4)	(9.6)	(15.3)	(27.7)	(14.6)

TOTAL	493.7	269.0	422.1	776.2	269.2
Exchange Rate Risk
Trading	2.9	1.7	4.0	12.7	4.9
Non-Trading	533.8	428.8	544.8	688.7	593.8
Diversification Effect	(2.9)	(1.7)	(3.9)	(12.6)	(4.9)

TOTAL	533.8	428.8	544.8	688.8	593.8
Equity Price Risk
Trading	1.8	1.2	2.0	3.2	1.5
Non-Trading	208.4	216.8	230.5	241.8	216.8
Diversification Effect	(1.7)	(1.2)	(2.0)	(3.2)	(1.5)

TOTAL	208.5	216.8	230.5	241.8	216.8

The Group’s daily VaR estimates by activity were as set forth below.

VaR by Activity

Figures in millions of EUR

		June 30, 2015
	December 31, 2014	Low	Average	High	Period End
Trading
Interest Rate	10.5	9.7	15.6	28.2	15.0
Exchange Rate	2.9	1.7	4.0	12.7	4.9
Equity	1.8	1.2	2.0	3.2	1.5
Credit Spread	4.6	3.1	7.1	13.7	3.1
Commodities	0.1	0.1	0.3	0.6	0.2

TOTAL	10.5	10.7	16.9	31.0	19.6
Non-Trading Interest Rate
Interest Rate	493.6	268.8	421.8	775.7	268.8

Non-Trading Foreign Exchange
Exchange Rate	533.8	428.7	544.8	688.7	593.8

Non-Trading Equity
Equity	208.5	216.8	230.5	241.8	216.8

2. Methodologies

2.1 Structural interest rate risk

The Group analyzes the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the Bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, and Value at Risk (VaR), for the purposes of calculating economic capital.

With regard to the regulatory approach, in June 2015 the Basel Committee issued a consultative document on structural interest rate risk 14 proposing changes to the regulatory capital treatment and supervision of this risk in order to help ensure that banks have appropriate capital to cover potential losses from exposures to changes in interest rates and to limit incentives for capital arbitrage between the trading book and the banking book.

Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model is used in order to analyze and estimate their duration and sensitivity.

[14]	“Interest rate risk in the banking book” (consultative document of the Basel Committee on Banking Supervision, June 2015).

Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modeled and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

•	Seasoning: pre-payment tends to be low at the start of the instrument’s life cycle (signing of the contract) and grow and stabilize as time passes.

•	Seasonality: the amortizations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a)	Age: defines low rates of pre-payment.

b)	Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c)	Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, 520 daily figures, representing the two years prior to the reference date, are used in the VaR calculation.

2.2 Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3 Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3. System for controlling limits

As already stated for the market risk of trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, reflecting the Group’s risk appetite level.

The main ones are:

Structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

In the event any one of these limits or their sub limits is breached, the relevant risk management executives must explain the reasons why and facilitate the measures to correct it.

D. Pension, actuarial and fiduciary risks

1. Pension risks

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks which it incurs for the asset and investment of the fund, as well as the actuarial risks derived from the liability, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring/assessing, monitoring, controlling, mitigating and communicating this risk. The Group’s priority is thus to identify and eliminate or mitigate all focus areas of risk, regardless of whether they have produced losses or not.

This is why the methodology used by the Group estimates the combined losses in assets and liabilities in a defined stress scenario on a yearly basis from changes in interest rates and discount rates, inflation, stocks markets and properties, as well as the credit and operational risk.

Main data

The investor profile of the aggregated portfolio of employees’ pension funds is low risk, as around 70% of the total portfolio is invested in fixed-income assets, as set out in the chart below.

(*)	Includes positions in hedge funds, private equity and derivatives.

2. Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in contracts.

The following are actuarial risks:

Risk of life liability: the risk of loss in the value of the liabilities of life insurance caused by fluctuations in risk factors that affect these liabilities.

i. Mortality/longevity risk: risk of loss from movements in the value of the liability resulting from changes in estimates of the probability of death/survival of those insured.

ii. Morbidity risk: risk of loss from movements in the value of the liability resulting from changes in estimates of the probability of disability/incapacity of those insured.

iii. Rescue/fall risk: the risk of loss from movements in the value of the liability resulting from the early cancellation of the contract, of changes in the exercise of the right of rescue by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv. Risk of costs: risk of loss from changes in the value of the liability resulting from negative variances in planned costs.

v. Catastrophe risk: losses caused by catastrophic events that increase the risk of life liability of the institution.

Risk of non-life liability: risk of loss from the change in the value of the liability of non-life insurance caused by fluctuations in risk factors that affect these liabilities:

i. Premium risk: loss resulting from the insufficiency of premiums to meet the disasters that might occur.

ii. Reserve risk: loss resulting from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii. Catastrophe risk: losses caused by catastrophic events that increase the risk of non-life liability of the institution.

Main data

In the case of the Group, actuarial risk encompasses the activity of the Group’s fully-owned subsidiaries which are subject not only to a risk of actuarial nature, but also their activity is impacted by the rest of financial, non-financial and transversal risks, defined by the Group.

The volume of assets managed by the companies in Spain and Portugal that are wholly owned subsidiaries of the Bank amounted to €26,170 million, of which €21,658 million are directly related to commitments with insurance holders, as follows:

•	€14,361 million are commitments guaranteed (wholly or partly) by the companies themselves.

•	€7,297 million are commitments where the risks are assumed by the insurance holders.

3. Fiduciary risk

Fiduciary risk comes from the management and/or administration by clients of products and assets, as well as when acting as trustee for third parties. It is mostly associated with activities related to investment and protection products linked to asset management and insurance activities.

It is the risk incurred when acting as trustee for third parties or managing assets for the benefit of third parties, where mismanagement of assets could result in losses for the client and the fiduciary could be responsible for these losses, with the consequent economic and/or reputational impact.

The fiduciary risk can also be defined as the potential loss that could occur due to significant fluctuations in the value of the portfolios managed by the fiduciary for third parties (settler/beneficiaries) and the image and reputation of the trust.

In this sense, there is a relation between fiduciary risks and the risk of conduct, which is the risk caused by inadequate practices in the Bank’s relationship with its clients, the treatment and products offered to the client and their adequacy for each specific client, as well as the compliance and reputational risks.

The main factor of all activities and/or businesses that involve a fiduciary risk is the duty to act in the client’s best interest (“Look after the money of clients as if it was your own”). This principle obliges one to always act in the client’s interest, in accordance with the mandate, instructions or orders.

This principle is backed by basic pillars for managing fiduciary risk and defending clients’ interests.

•	Knowledge of the client: risk management should be orientated by adequate knowledge, within the organization, of the reality and needs of clients. This knowledge includes the appropriateness of the product offered to clients in asset management and insurance, ensuring that it fits into the marketing policy in accordance with the client profile.

•	Mandate compliance: the process of risk management requires analysis and control of the mandates through regular assessment of compliance with them. The risk associated with clients’ positions will be managed for by applying the same general principles as those applied in the analysis and control of the Group’s own risks.

•	Transparency: all the relevant information on management of positions, the risks entailed in them and the evolution and results generated by these positions must be transmitted to the client.

•	Management of conflicts of interest: potential or actual conflicts of interest can result from the interrelation between the activity of management and that of other business units or Group areas. In order to avoid these circumstances the criteria established by the Group will be followed in all cases, safeguarding in all of them the interests of clients, participants, partners or those insured.

•	Monitoring and adapting to regulations: both of products as well as fund management companies so as to always provide the highest quality service and foresee regulatory risk.

The largest component of fiduciary risk is associated with asset management by third parties: discretional management of vehicles and portfolios by fund management and insurance companies in which the Group has a stake and/or with whom distribution agreements are maintained, as well as activity carried out by the Group’s private banking units which provide advisory services and discretional management of client portfolios.

The regulations impose on fund management companies as well as companies that provide investment services the obligation to always safeguard the interests of clients.

This obligation is specified in the management contract or fiduciary mandate, which defines the conditions under which the fiduciary operates and its relation with clients. In order to guarantee compliance with the mandate granted by clients, risk is managed from the different vectors that could affect the portfolios as further discussed below.

In order for the fiduciary to be able to carry out these services, there must be at the local level a legal structure subject to the requirements of its local supervisor. It is also necessary to have adequate technical and human resources, and conduct the control and monitoring of risks in a risk and compliance unit that is independent of business.

The three fundamental vectors of fiduciary risk control are:

•	The financial, market, credit and liquidity risks which are incurred by investing the wealth of clients in financial products and instruments.

•	The regulatory risk of complying with the limits established by regulations and the strictly fiduciary risk, complying with the investment mandates and with the security of the investment process.

•	The importance of monitoring the final result of the investments both with regard to the fiduciary relations with the client who expects the best result as well as with regard to competitors, with the objective of offering a product of the highest possible quality and without compromising Group’s risk principles.

Management and control model

The Group’s business and asset management activities were changed during the course of 2014, following the corporate restructuring at Santander Asset Management (SAM), a vehicle that integrates asset management activity and which, under the marketing agreement entered into, offers a wide range of savings and investment products that cover the various needs of clients and which are distributed by the Group’s commercial networks and by external distribution channels.

Asset management activity can vary as regards the assets managed:

•	Management of mutual funds and companies, discretional management portfolios and pension funds, currently developed by SAM and by countries’ private banking teams and vehicles.

•	Private equity management, specialized in managing venture capital vehicles.

•	Real estate management, specialized in managing property products.

We market and manage these assets in accordance with the rules and recommendations of local supervisors, following minimum standards that ensure the best interests of our clients.

The mission and objectives of the Group’s department of fiduciary risks are synthesized in the admission and monitoring of the risks assumed with clients and businesses, participating in the decision-making processes on the introduction of new products and the mandates of defined management; and, subsequently, monitoring all the fiduciary risks.

In order to comply with this mission, the fiduciary risk team has the following functions:

•	Define the risk profile of the new products/portfolios/mandates and underlying assets, participating in the approval process, as well as approving the companies that manage and administer them.

•	Identify, know, control, analyze and monitor the fiduciary risks globally in the business of private banking, asset management and insurance.

•	Cooperate in designing and defining the fiduciary risk policies: products, underlying assets and management policies.

•	Disseminate, implement, and cooperate in applying and overseeing compliance in the local units and in each of the business units of the risk policies, procedures and any other rule applicable in the fiduciary risk sphere.

•	Design the control and monitoring policies of fiduciary risk on products, portfolios, mandates and underlying assets, guaranteeing both the vision of control as well as that of management.

•	Supervise the result of the control processes conducted, make improvement proposals and recommendations for fiduciary risk.

•	Design and implement mitigating measures for the risks detected.

Implementing these functions is structured at the parent and local levels in the following way:

At the parent level, the area of fiduciary risks is in charge of designing and defining the financial risk policies and procedures, compliance and performance at the global level; disseminating and cooperating in their implementation in the local units; supervising the result of the control processes carried out locally and implementing, when necessary, the mitigating measures for the risks detected.

At the local level, the areas of local risks must have the structure and means necessary to conduct its activity as described above, as they are in charge of executing the various controls established, assuming the responsibility of reporting the results to the interlocutors at the local level (business, risk supervision, regulators and supervisors, etc.), as well as to their interlocutors at the parent level.

Main metrics

At the end of June 2015, the mutual funds managed and marketed were €194,088 million.

The risk profile of the total mutual and pension funds is influenced by the type of assets incorporated in the different products, as shown below:

E. Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

During the first half of 2015, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs. Lending is growing in all geographies except for Spain and Brazil where lending decreased and Portugal where lending remains flat.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets and take advantage of the better market conditions. The Group issued in the first half of 2015 €26,096 million of medium- and long-term issues, of which €21,979 million was senior debt, €1,703 million was covered bonds and €2,414 million was subordinated debt. Maturities of medium- and long-term debt amounted to €24,065 million in the first half of 2015, of which €12,261 million was senior debt, €11,235 million was covered bonds, €525 million was subordinated debt and €44 million was preference shares.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2015 were:

•	Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

•

As of June 30, 2015, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 76% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, mortgage backed securities, subordinated debts and preferred shares) with a moderately conservative maturity (3.8 years as of June 30, 2015). All of these results in moderate needs of recourse to short term wholesale financing at the Group level.

Our units in the area of convertible currencies and Latin America obtained a total of €17.7 billion and €8.4 billion, respectively, in medium and long-term issues in the wholesale markets during the first half of 2015.

At June 30, 2015, the Group’s structural liquidity surplus stood at €153 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€158.1 billion) and equities (€17.5 billion), partially offset by the short term funding balance (€22.1 billion) and net borrowed deposits at interbank markets, other credit institutions and central banks (€0.5 billion).

Structural liquidity surplus is defined as the excess of structural liabilities over structural assets. Assets that are considered to be structural, and therefore needing to be covered by stable funding, are primarily the lending portfolio, structural investments and fixed assets, property and equipment. Funds that are considered to be structural for the purposes of these metrics are customer deposits, capital, medium-long term funding in capital markets and, in general, all those liabilities that are not short-term market funding.

Metrics on structural liquidity do not take into account the residual maturity of assets and liabilities and in that sense they differ from metrics that are based on the contractual gap.

•	High capacity to obtain liquidity on the balance sheet. As of June 30, 2015, we had a liquidity reserve of over €250 billion. This reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

•	Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in the three main agencies.

•	Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity. An exception to this “rule” is Santander Consumer Finance (SCF) whose commercial activity is more liquidity demanding and traditionally relied on the parent Bank support. Nevertheless, this financial dependency has been reducing progressively during last years. The direct access by SCF to wholesale markets, mainly through securitizations and structured funding and the increase of its customer deposits is pulling SCF along the self-sufficiency path, according to Santander model.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.

In practice, the Group’s liquidity management consists of the following:

•	A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and

•	Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans. These plans allow the Group to define the liquidity measures that should be adopted in order to face those scenarios.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at June 30, 2015 required by the EBA is as follows:

On-balance-sheet encumbered assets

EUR Billion	Carrying amount of encumbered assets	Carrying amount of unencumbered assets
Assets	322.3	1,017.1
Credits and loans	214.3	727.2
Equity instruments	11.9	12.1
Debt securities	77.1	109.1
Other assets	19.0	168.7

Encumbrance of collateral received

EUR Billion	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	53.1	37.1
Credits and loans	0.7	1.1
Equity instruments	1.1	0.9
Debt securities	51.2	32.5
Other collateral received	0.0	2.6
Own debt securities issued other than own covered bonds or ABSs	0.0	0.0

Encumbered assets and collateral received and matching liabilities

EUR Billion	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
TOTAL SOURCES OF ENCUMBRANCE (Carrying amount)	296.6	375.3

On-balance-sheet encumbered assets amounted to €322 billion, almost two-thirds of which are loans (mortgage loans, corporate loans, etc.). For their part, off-balance-sheet encumbered assets amounted to €53.1 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €375.3 billion of encumbered assets, which give rise to €296.6 billion of associated liabilities.

At June 30, 2015, total assets encumbered in funding transactions represented 26% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,417 billion at June 2015).

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

•	58% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than two years) to fund the commercial balance-sheet activity. This places the remaining level of “structural” asset encumbrance at 15% of the expanded balance sheet under EBA standards.

•	The other 42% relate to transactions in the short-term market (with average maturity of less than three months) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Item 6

Recent Events

Directors and Senior Management

The following organizational changes and appointments have occurred since the filing of our 2014 Form 20-F:

Board of Directors, Banco Santander:

•	Ignacio Benjumea, general secretary and secretary of the board, left his executive role and became an external board director.

•	Juan R. Inciarte, resigned from the board and will leave his role as executive vice president in December 2015.

•	Sheila Bair resigned as a member of the board effective October 1, 2015 following her appointment as president of Washington College.

Senior Management changes:

•	Jaime P. Renovales, executive vice president, was appointed general secretary and secretary of the board effective September 1, 2015. He leads the newly-created division of general secretariat and human resources, which will integrate the areas of legal and tax and all areas under the former division of human resources, organization and costs. Jesús Cepeda, executive vice president, left his role on September 1, 2015.

•	Rami Aboukhair, executive vice president of the bank, was appointed country head for Santander Spain, replacing Enrique G. Candelas, who became vice chairman of Santander Totta (Portugal).

•	Javier San Félix, executive vice president, was appointed head of the retail bank in Santander UK, reporting to Nathan Bostock, CEO of Santander UK. Ángel Rivera, executive vice president, has been appointed head of the retail and commercial banking division.

•	Juan Manuel San Román López was appointed executive vice president and head of strategic alliances.

Remigio Iglesias, Juan Andrés Yanes, Luis Moreno and José María Espí, executive vice presidents, resigned from their roles.

Jesús Zabalza, executive vice president and country head of Santander in Brazil will be replaced as country head by Sergio Rial effective January 1, 2016. Jesús Zabalza will stay on as vice chairman of the board of directors of Santander Brazil.

Changes to the Bylaws and to the Rules and Regulations of the Board

On July 1, 2015, after obtaining the Bank of Spain’s authorization, the changes to the Bank’s Bylaws, which had been approved by the ordinary general meeting of shareholders on March 27, 2015, were registered in the Mercantile Registry of Cantabria.

These changes bring the Bylaws in line with the changes in the Capital Companies Law introduced by Law 31/2014, of December 3, 2014 to improve corporate governance.

In addition, there have been several changes to clarify and make the document more flexible and tailored to the Bank’s practices.

Finally, the items 1 and 2 of article 5 on share capital were modified as a result of the capital increase made on April 29, 2015. These changes to the Bylaws were registered in the Mercantile Registry of Cantabria on April 30, 2015.

At the meeting held on July 29, 2015, the Board of Directors resolved to amend the Rules and Regulations of the Board of Directors to adapt it to the changes to the Bylaws approved by the ordinary general meeting of shareholders on March 27, 2015 and to the developments on corporate governance matters introduced by Law 31/2014 of December 3, 2014 which amends the Spanish Limited Companies Law to improve corporate governance practices.

The Board of Directors also seeks to review and adapt the Bank’s corporate governance practices to the guidelines that apply to it as both as a listed company and as a lending institution and, to that end, has reviewed the new code of best practices for listed companies issued by the CNMV in February 2015, the European Banking Authority’s governance guide and the revised guidelines on corporate governance principles for banks issued by the Basel Committee on Banking Supervision on July 8, 2015.

Certain changes have been made on matters relating to board committees, technical rules and the corporate governance rules of the Bank.

Another amendment to the Rules and Regulations was approved by the Board of Directors in its meeting held on September 29, 2015, in order to increase up to 8 the maximum number of members of the Innovation and Technology Committee.

Acquisitions, Dispositions, Reorganizations and Other Recent Events

The most significant transactions performed in the first half of 2015 were as follows:

•	Capital increase and dividend policy

On January 8, 2015, an extraordinary meeting of the board of directors took place to:

(i) Approve a capital increase with the exclusion of pre-emption rights for an amount of up to €7,500 million, which represents approximately 9.6% of the share capital of Banco Santander before the capital increase. The transaction was implemented through an accelerated book-building. The objective of this transaction was to accelerate our plans to grow organically allowing us to increase both customer credit and market share in our core geographies, and to take advantage of our business model. Our capital was increased for a nominal amount of €606,796,117 through the issuance of 1,213,592,234 ordinary shares of Banco Santander with a nominal value of 0.50 each. The price for the new shares was fixed at €6.18 per share. Consequently, the total amount of the capital increase was of €7,500,000,006.12 euros (€606,796,117 nominal amount and €6,893,203,889.12 share premium). The new shares were admitted to trade in the Spanish markets on January 12, 2015.

(ii) Reformulate the dividend policy of Banco Santander to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute 3 cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends will have an estimated amount of 5 euro cents. As a result, on August 1, 2015 we paid a dividend on account of the earnings for the 2015 financial year for a gross amount per share of €0.05.

•	Agreement with Banque PSA Finance

We, through our subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in July 2014 for the joint operation of a vehicle financing business in eleven European countries. Pursuant to the terms of the agreement, we will finance this business under certain circumstances and conditions from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, we will purchase the current lending portfolio of Banque PSA Finance. We also entered into a cooperation agreement relating to the insurance business in all these countries through the two insurance companies formed in Malta. We have obtained authorization from the competition authorities but the transaction remains subject to approval by the other relevant regulatory bodies.

In January 2015, the relevant regulatory authorizations were obtained for the commencement of activities in France and the United Kingdom. As a result, we acquired in February 2015 50% of Société Financière de Banque S.A. and PSA Finance UK Limited for €462 million and €148 million, respectively.

•	Agreement to acquire Carfinco

On September 16, 2014, we announced that we had reached an agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”). The board of directors of Carfinco approved the transaction and recommended to its shareholders that they vote in favor of it at the general meeting called for such purpose, and the transaction was completed on March 6, 2015 for an amount of €209 million generating goodwill of €162 million.

•	Merger of Santander Asset Management and Pioneer Investments

On April 23, 2015, we announced that we had reached a preliminary and exclusive agreement with our partners Warburg Pincus and General Atlantic, subject to the signing of final terms, to merge Santander Asset Management and Pioneer Investments to create a leading global asset manager in Europe and Latin America. The combined company, with approximately €353 billion in assets under management at the close of 2014, will be called Pioneer Investments.

The agreement contemplates the creation of a new company into which the local asset managers of Santander Asset Management and Pioneer Investments will be incorporated. Santander will have a direct 33.3% stake in the new company, UniCredit will have a 33.3% stake, and private equity fund managers Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

The transaction values Santander Asset Management at €2.6 billion and Pioneer Investments at €2.75 billion. Warburg Pincus and General Atlantic will make an additional equity investment into the company as part of the transaction. This transaction will not have any material impact on our capital. Following the signing of the preliminary agreement, the parties will work towards signing a definitive binding agreement which will be subject to the customary regulatory and corporate approvals.

•	Favorable ruling in favor of Banco Santander (Brasil) S.A. in relation to COFINS -Social Security Funding Contribution

On June 4, 2015, Banco Santander (Brasil) S.A. announced that the Federal Supreme Court, in its plenary session held May 28, 2015, had unanimously dismissed the Extraordinary Appeal lodged by the Federal Prosecution Service in relation to COFINS -Social Security Funding Contribution (Law no. 9.718/98) which aimed to reverse a ruling favorable to Banco Santander (Brasil) S.A. handed down by the Regional Federal Court. Although on June 29 the Federal Public Prosecutor’s Office filed a petition for clarification (“embargos de declaraçao”) of the decision, it has also been dismissed and on September 3, 2015, the Federal Public Prosecutor admitted that no other appeal is admissible.

The impact on the Group in the second quarter of 2015 was a positive contribution of €835 million to the attributable profit and +20 basis points on the CET1 capital fully loaded.

•	Agreement to acquire 9.68% of SCUSA held by DDFS LLC

On July 3, 2015, we announced that we had reached an agreement to acquire the stake held by DDFS LLC in Santander Consumer USA Holdings Inc. (“SCUSA”), representing 9.68% of the company, for U.S. $928 million. The transaction is subject to regulatory approval. If the transaction closes, our stake in SCUSA will be approximately 68.7%.

•	PricewaterhouseCoopers Auditores, S.L. selected to be the external auditor of Banco Santander

On July 6, 2015, we announced that the board of directors selected PricewaterhouseCoopers Auditores, S.L. to be the external auditor of Banco Santander and of its consolidated Group for the 2016, 2017 and 2018 fiscal years. Such resolution was adopted at the proposal of the audit committee in accordance with the corporate governance guidelines recommending periodic rotation of the external auditor and following a transparent selection process. The board will submit this appointment for approval to the next ordinary general shareholders’ meeting.

•	IHC Implementation Plan

On February 19, 2014, the Federal Reserve issued a final rule to enhance its supervision and regulation of certain FBOs. Among other things, this rule requires FBOs with over $50 billion of U.S. non-branch assets to establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by July 1, 2016. U.S. branches and agencies are not required to be transferred to the IHC. The IHC will be subject to an enhanced supervision framework, including enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, and stress-testing requirements. A phased-in approach is being used for the standards and requirements. Certain enhanced standards are effective in 2015, with other standards and requirements becoming effective between July 1, 2016 and January 1, 2018. Pursuant to the final rule, as an FBO with over $50 billion of U.S. non-branch assets as of June 30, 2014, we submitted an IHC implementation plan to the Federal Reserve by January 1, 2015. As of the date of this report, we are continuing to refine this plan. Implementation and compliance with this plan have caused and will continue to cause the Group to invest significant management attention and resources. See “Item 3. Key Information – D. Risk Factors. 2.1.2 We are subject to substantial regulation which could adversely affect our business and operations” in our 2014 Form 20-F.

•	TLAC Requirements

On November 10, 2014 the Financial Stability Board (the “FSB”) published a consultative document (the “Consultative Document”) containing certain policy proposals to enhance the loss absorbing capacity of global systemically important banks (“G-SIBs”), such as the Bank—except for those from emerging countries. The policy proposals included in the Consultative Document consist of an elaboration of the principles on loss absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (“TLAC”) for G-SIBs. The consultation period ended on February 2, 2015.

Once finalized, these proposals will form a new minimum TLAC standard for G-SIBs. If implemented as contemplated, the TLAC requirement is expected to create material additional minimum capital requirements for the Bank and its bank subsidiaries and is expected to require the Bank to maintain an additional minimum TLAC ratio of (i) the Bank’s regulatory capital plus certain types of debt capital instruments and other eligible liabilities that can be written down or converted into equity during resolution to (ii) the Bank’s risk-weighted assets.

The FSB has proposed that a single specific minimum “Pillar 1” TLAC requirement will be set at the greater of (a) 16% to 20% of risk weighted assets and (b) twice the amount of capital required to meet the relevant Basel III Tier 1 leverage ratio requirement (equivalent to the leverage ratio set forth in CRD IV). The final requirements are expected to be announced at the FSB’s plenary session in November 2015.

While definitive TLAC requirements remain subject to significant uncertainty, based on our interpretation of the FSB’s Consultative Document from November 2014 and assuming TLAC requirements at 18% (the mid-point of the expected range), a Basel III conservation buffer of 2.5% and systemic buffer of 1.0%, the estimated shortfall between our current capital levels and the requirements expected to be in force by 2019 would be such that, given historical annual debt issuance volumes by the Group, we believe the Group has flexibility to comply with expected TLAC requirements through recurring issuances of qualifying debt. See “Item 3. Key Information – D. Risk Factors. 2.1.2 We are subject to substantial regulation which could adversely affect our business and operations” in our 2014 Form 20-F.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2015:

2015	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	115,177,818	5.88	—	—
February	16,120,721	6.12	—	—
March	59,135,483	6.54	—	—
April	95,563,728	6.79	—	—
May	29,971,780	6.65	—	—
June	22,349,810	6.43	—	—
Total	338,319,340

During the first six months of 2015, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief Financial Officer

Date: September 30, 2015

INDEX TO FINANCIAL STATEMENTS

(a) Index to Financial Statements

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT June 30, 2015 AND DECEMBER 31, 2014

(Millions of euros)

ASSETS	Note	06/30/15	12/31/14	LIABILITIES AND EQUITY	Note	06/30/15	12/31/14
CASH AND BALANCES WITH CENTRAL BANKS		67,962	69,428	FINANCIAL LIABILITIES HELD FOR TRADING	9	107,888	109,792
FINANCIAL ASSETS HELD FOR TRADING	5	151,201	148,888	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	55,364	62,317
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	37,245	42,673	FINANCIAL LIABILITIES AT AMORTIZED COST	9	1,029,054	961,052
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	129,035	115,250	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		81	31
LOANS AND RECEIVABLES	5	844,932	781,635	HEDGING DERIVATIVES		10,086	7,255
HELD-TO-MATURITY INVESTMENTS	5	—	—	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	21
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,417	1,782	LIABILITIES UNDER INSURANCE CONTRACTS		648	713
				PROVISIONS	10	15,470	15,376
HEDGING DERIVATIVES		6,107	7,346
				TAX LIABILITIES:		7,297	9,379
NON-CURRENT ASSETS HELD FOR SALE	6	5,608	5,376	Current		2,522	4,852
				Deferred		4,775	4,527
INVESTMENTS:		3,559	3,471
Associates		1,931	1,775	OTHER LIABILITIES		11,536	10,646
Jointly controlled entities		1,628	1,696

				TOTAL LIABILITIES		1,237,424	1,176,582

INSURANCE CONTRACTS LINKED TO PENSIONS		337	345	SHAREHOLDERS’ EQUITY:	11	101,904	91,663
				Share capital		7,158	6,292
REINSURANCE ASSETS		340	340	Share premium		45,072	38,611
				Reserves		45,924	41,160
TANGIBLE ASSETS:	7	24,054	23,256	Other equity instruments		308	265
Property, plant and equipment		18,251	16,889	Less: Treasury shares		(103)	(10)
Investment property		5,803	6,367	Profit for the period attributable to the Parent		4,261	5,816
INTANGIBLE ASSETS:	8	31,652	30,401	Less: Dividends and remuneration	3	(716)	(471)
Goodwill		28,594	27,548
Other intangible assets		3,058	2,853	VALUATION ADJUSTMENTS:	11	(10,407)	(10,858)
				Available-for-sale financial assets		700	1,560
TAX ASSETS:		27,149	27,956	Cash flow hedges		75	204
Current		4,833	5,792	Hedges of net investments in foreign operations		(4,684)	(3,570)
Deferred		22,316	22,164
				Exchange differences		(2,612)	(5,385)
OTHER ASSETS		8,778	8,149	Non-current assets held for sale		—	—
				Entities accounted for using the equity method		(127)	(85)
				Other valuation adjustments		(3,759)	(3,582)
				NON-CONTROLLING INTERESTS		10,455	8,909
				Valuation adjustments		(647)	(655)
				Other		11,102	9,564

				EQUITY		101,952	89,714

TOTAL ASSETS		1,339,376	1,266,296	TOTAL LIABILITIES AND EQUITY		1,339,376	1,266,296

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		44,359	44,078
				CONTINGENT COMMITMENTS		218,641	208,040

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated balance sheet as at June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

(Millions of euros)

		(Debit) Credit
	Note	01/01/15 to 06/30/15	01/01/14 to 06/30/14
INTEREST AND SIMILAR INCOME		29,182	26,580
INTEREST EXPENSE AND SIMILAR CHARGES		(12,240)	(12,218)
INTEREST INCOME/(CHARGES)		16,942	14,362
INCOME FROM EQUITY INSTRUMENTS		273	251
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		200	108
FEE AND COMMISSION INCOME		6,606	6,034
FEE AND COMMISSION EXPENSE		(1,495)	(1,300)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		(298)	1,328
EXCHANGE DIFFERENCES (net)		1,333	(50)
OTHER OPERATING INCOME		1,844	2,944
OTHER OPERATING EXPENSES		(1,753)	(3,066)
TOTAL INCOME		23,652	20,611
ADMINISTRATIVE EXPENSES		(9,611)	(8,721)
Personnel expenses		(5,591)	(4,999)
Other general administrative expenses		(4,020)	(3,722)
DEPRECIATION AND AMORTIZATION		(1,195)	(1,165)
PROVISIONS (net)		(1,560)	(1,506)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(5,295)	(5,369)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(287)	(831)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		193	2,302
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(56)	(85)
OPERATING PROFIT/(LOSS) BEFORE TAX		5,841	5,236
INCOME TAX		(765)	(1,948)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		5,076	3,288
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		—	—
CONSOLIDATED PROFIT FOR THE PERIOD		5,076	3,288
Profit attributable to the Parent		4,261	2,756
Profit attributable to non-controlling interests		815	532
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.30	0.24
Diluted earnings per share (euros)	3	0.30	0.24
From continuing operations:
Basic earnings per share (euros)	3	0.30	0.24
Diluted earnings per share (euros)	3	0.30	0.24

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated income statement for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Millions of euros)

	Note	01/01/15 to 06/30/15	01/01/14 to 06/30/14
CONSOLIDATED PROFIT FOR THE PERIOD		5,076	3,288
OTHER RECOGNIZED INCOME AND EXPENSE:		459	2,828
Items that will not be reclassified to profit or loss		(168)	(92)
Actuarial gains and losses on defined benefit pension plans	11	(188)	(125)
Non-current assets held for sale		—	—
Income tax relating to items that will not be reclassified to profit or loss		20	33
Items that may be reclassified subsequently to profit or loss for the period		627	2,920
Available-for-sale financial assets:	11	(1,273)	1,449
Revaluation gains/(losses)		(797)	2,109
Amounts transferred to income statement		(476)	(660)
Other reclassifications		—	—
Cash flow hedges:		(173)	196
Revaluation gains/(losses)		192	361
Amounts transferred to income statement		(365)	(165)
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedges of net investments in foreign operations:	11	(1,114)	(1,087)
Revaluation gains/(losses)		(1,114)	(1,087)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:	11	2,818	2,631
Revaluation gains/(losses)		2,818	2,627
Amounts transferred to income statement		—	4
Other reclassifications		—	—
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Entities accounted for using the equity method:		(42)	224
Revaluation gains/(losses)		(45)	223
Amounts transferred to income statement		3	1
Other reclassifications		—	—
Income tax		411	(493)
TOTAL RECOGNIZED INCOME AND EXPENSE		5,535	6,116

Attributable to the Parent		4,712	5,051
Attributable to non-controlling interests		823	1,065

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 12/31/14	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Total recognized income and expense	—	—	—	—	4,261	451	823	5,535
Other changes in equity	866	10,980	43	(93)	(5,816)	—	723	6,703
Capital increases/(reductions)	866	6,573	—	—	—	—	319	7,758
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	71	—	—	—	—	71
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,389)	—	—	—	—	(224)	(1,613)
Transactions involving own equity instruments (net)	—	21	—	(93)	—	—	—	(72)
Transfers between equity items	—	5,816	—	—	(5,816)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	594	594
Equity-instrument-based payments	—	—	(72)	—	—	—	—	(72)
Other increases/(decreases) in equity	—	(41)	44	—	—	—	34	37

Balance as at 06/30/15	7,158	90,280	308	(103)	4,261	(10,407)	10,455	101,952

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non- controlling interests	Total equity
Balance as at 12/31/13	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Total recognized income and expense	—	—	—	—	2,756	2,295	1,065	6,116
Other changes in equity	222	3,670	145	(128)	(4,370)	—	159	(302)
Capital increases/(reductions)	222	(224)	—	—	—	—	(529)	(531)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	186	—	—	—	—	186
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(438)	—	—	—	—	(289)	(727)
Transactions involving own equity instruments (net)	—	20	—	(128)	—	—	—	(108)
Transfers between equity items	—	4,361	9	—	(4,370)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	103	103
Equity-instrument-based payments	—	—	(46)	—	—	—	—	(46)
Other increases/(decreases) in equity	—	(49)	(4)	—	—	—	874	821

Balance as at 06/30/14	5,889	78,189	338	(137)	2,756	(11,857)	10,538	85,716

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Millions of euros)

	Note	06/30/15	06/30/14
A. CASH FLOWS FROM OPERATING ACTIVITIES		(10,137)	3,822

Consolidated profit for the period		5,076	3,288
Adjustments made to obtain the cash flows from operating activities:		8,949	9,235
Depreciation and amortization		1,195	1,165
Other adjustments		7,754	8,070
Net increase/(decrease) in operating assets and liabilities:		(23,407)	(8,710)
Operating assets		(42,718)	(29,019)
Operating liabilities		19,311	20,309
Income tax recovered/(paid)		(755)	9

B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,279)	(1,749)

Payments:		5,041	3,539
Tangible assets	7	3,688	2,852
Intangible assets		351	526
Investments		43	21
Subsidiaries and other business units	2	959	140
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		2,762	1,790
Tangible assets	7	1,827	427
Intangible assets		1	—
Investments		66	248
Subsidiaries and other business units		497	664
Non-current assets held for sale and associated liabilities	6	371	451
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		9,338	2,040

Payments:		1,793	2,115
Dividends	3	673	438
Subordinated liabilities		481	106
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		634	1,571
Other payments related to financing activities		5	—
Proceeds:		11,131	4,155
Subordinated liabilities		3,061	2,693
Issuance of own equity instruments	11	7,500	—
Disposal of own equity instruments		570	1,462
Other proceeds related to financing activities		—	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		1,612	2,661

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,466)	6,774

F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		69,428	77,103

G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		67,962	83,877

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		6,173	5,769
Cash equivalents at central banks		61,789	78,108
Other financial assets		—	—
Less—Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		67,962	83,877

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of cash flows for the six-month period ended June 30, 2015.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim unaudited condensed consolidated financial statements for the six-month period ended June 30, 2015

1.     Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements (“interim financial statements”) were prepared and signed by the directors at the board meeting held on July 29, 2015. The Group’s consolidated financial statements for 2014 were approved by the shareholders at the Bank’s annual general meeting on March 27, 2015.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2014 were prepared by the Bank’s directors (at the board of directors meeting on February 23, 2015) in accordance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2014 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2014.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforementioned interim financial statements have been included in the half-yearly financial report for 2015 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements prepared. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2014.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2014, taking into account the standards and interpretations that came into force in the first half of 2015. In this connection it should be noted that the following standards came into force for the Group in the first half of 2015:

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after July 1 2014)—these improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

In addition, the Group decided to apply early the following standards (the application of which is obligatory under IASB-IFRSs for annual reporting periods beginning on or after July 1, 2014) under IFRSs adopted by the European Union, as permitted by the corresponding standard:

•	Amendments to IAS 19, Employee Benefits—Defined Benefit Plans: Employee Contributions—these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010-2012 cycle—these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The principal accounting policies and measurement bases are indicated in Note 2 to the consolidated financial statements for 2014.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets –available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets–;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities; and

8.	The recoverability of deferred tax assets.

In the six-month period ended June 30, 2015 there were no significant changes in the estimates made at 2014 year-end other than those indicated in these interim financial statements. In this connection, in relation to the tax-related proceeding concerning the Brazilian PIS and COFINS social contributions and taking into account the latest events, which are described in Note 10.d, the Group’s legal advisers considered it unlikely that the petitions filed by the Brazilian Federal Public Prosecutor’s Office (“embargos de declaraçao”) for clarification of the Federal Supreme Court’s decision to dismiss the extraordinary appeal filed by the aforementioned Public Prosecutor’s Office in relation to the COFINS social contributions would be upheld and, based on the foregoing, Banco Santander (Brasil), S.A. reversed tax liabilities amounting to EUR 2,407 million (EUR 1,444 million net of the tax effect).

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2014 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2014 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2014 contained in these interim financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2015.

In order to interpret the changes in the balances with respect to December 31, 2014, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31,2014) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2015, considering the exchange rates at the end of the first half of 2015: Mexican peso (+1.91%), US dollar (+8.51%), Brazilian real (-7.18%), pound sterling (+9.49%), Chilean peso (+3.15%) and Polish zloty (+1.96%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the Group’s interim financial statements for the six-month period.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements.

h)	Events after the reporting period

It should be noted that from July 1, 2015 to September 30, 2015, date on which the financial statements for the first half of 2015 were authorized for issue, the following significant event occurred at Santander Group:

•	On July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA) for USD 928 million. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.7% in SCUSA. The transaction is subject to regulatory approval.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.     Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2014 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2014, 2013 and 2012.

The tables below provide detailed information on the most representative acquisitions of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2015:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Carfinco Financial Group Inc.	Acquisition	06/03/15	209	—	100.00%	100.00%
PSA Finance UK Limited	Acquisition	03/02/15	148	—	50.00%	50.00%
Société Financière de Banque SOFIB	Acquisition	02/02/15	462	—	50.00%	50.00%

There were no significant disposals of ownership interests in the first half of 2015.

The most significant transactions performed in the first half of 2015 were as follows:

Agreement with Banque PSA Finance

As part of the agreement for the operation of the PSA Peugeot Citroën Group’s vehicle financing business entered into by the Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, in January 2015 the related regulatory authorizations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 the Group acquired 50% of Société Financière de Banque SOFIB and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On 6 March 2015, all of Carfinco was acquired through the aforementioned holding company for EUR 209 million, giving rise to goodwill of EUR 162 million.

Other transactions

Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, with this business valued at EUR 975 million. The remaining 50% will be retained by the Group. The sale is subject to the obtainment of the relevant regulatory authorizations.

Agreement with UniCredit

On April 23, 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a heads of terms and exclusivity agreement with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

3.     Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2015 and 2014 was as follows:

	First half of 2015			First half of 2014
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Ordinary shares	9.64%	0.0482	673	7.65%	0.0383	438
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	9.64%	0.0482	673	7.65%	0.0383	438

Remuneration paid out of profit	4.74%	0.0237	328	4.14%	0.0207	235
Remuneration paid with a charge to reserves or share premium	4.90%	0.0245	345	3.51%	0.0176	203
Remuneration paid in kind	—	—	—	—	—	—

Under the Santander Dividendo Elección remuneration scheme, the shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2014 and the final dividend for that year (fourth dividend for 2014), respectively, in cash or new shares.

In addition to the EUR 673 million in cash shown in the foregoing table (of which EUR 328 million relate to the amount of the third interim dividend for 2014 and EUR 345 million to the amount of the final dividend for 2013), in the first half of 2015 shares with a value of EUR 3,465 million were assigned to shareholders under the Santander Dividendo Elección shareholder remuneration scheme.

Also, on June 30, 2015 Banco Santander announced that on or after August 1 it would pay the first interim dividend for 2015 in cash (EUR 0.05 gross per share) totaling EUR 716 million.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/15	06/30/14
Net profit attributable to the Parent (millions of euros)	4,261	2,756
Remuneration of contingently convertible preference shares (millions of euros)	(137)	(23)

	4,124	2,733
Of which:
Profit/Loss from discontinued operations (millions of euros)	—	—
Profit from continuing operations (millions of euros)	4,124	2,733

Weighted average number of shares outstanding	13,934,351,821	11,601,218,193

Basic earnings per share (euros)	0.30	0.24

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.30	0.24

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/15	06/30/14
Net profit attributable to the Parent (millions of euros)	4,261	2,756
Remuneration of contingently convertible preference shares (millions of euros)	(137)	(23)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Net profit attributable to the Parent (millions of euros)	4,124	2,733

Of which:

Profit/Loss from discontinued operations (millions of euros)	—	—

Profit from continuing operations (millions of euros)	4,124	2,733

Weighted average number of shares outstanding	13,934,351,821	11,601,218,193
Dilutive effect of:
Options/ receipt of shares	25,120,623	35,608,413

Adjusted number of shares	13,959,472,444	11,636,826,606

Diluted earnings per share (euros)	0.30	0.24

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.30	0.24

4.     Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2014 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2014 and 2013.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2015 and 2014 are summarized as follows:

Remuneration of directors (1) (2)

	Thousands of euros
	06/30/15	06/30/14
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	4,622	4,164
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	992	604
Other (except insurance premiums)	381	348

Sub-total	5,995	5,116
Transactions with shares and/or other financial instruments	—	—

	5,995	5,116

(1)	The annual consolidated financial statements for 2015 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)	Additionally, in the first half of 2015, EUR 1,725 thousand were paid relating to six months’ instalments of the annual emolument for 2015, which was set by a resolution of the board of directors on April 27, 2015. The annual emolument for 2014 was set by the board resolution of December 22, 2014 and was paid in a single payment subsequent to said resolution.

Other benefits of the directors (1)

	Thousands of euros
	06/30/15	06/30/14
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	4,199	5,360
Pension funds and plans: Provisions and/or contributions (2)	2,704	1,837
Pension funds and plans: Accumulated rights (3)	138,480	149,026
Life insurance premiums	427	229
Guarantees provided for directors	—	—

(1)	On January 12, 2015, Mr. Javier Marín Romano ceased to be a director and took voluntary pre-retirement, as provided for in his contract. The financial statements for 2014 contain information on the terms and conditions of this pre-retirement, and this information will also be included in the financial statements for 2015.
(2)	Corresponds to the provisions and/or contributions made in the first six months of 2015 and 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).
(3)	Corresponds to the pension rights accumulated by the directors. In addition, at June 30, 2015 and June 30, 2014, former board members held accumulated pension rights amounting to EUR 88,673 thousand and EUR 89,447 thousand, respectively.

Also, in his capacity as a member of the boards of directors of Group companies, in the first half of 2015 Mr. Matías Rodríguez Inciarte received EUR 21 thousand as non-executive director of U.C.I., S.A. (first half of 2014: EUR 28 thousand).

Remuneration of senior managers

In the last nine months, the Bank’s board of directors has approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive. As a result, at 2015 year-end the number of executive vice presidents will have been reduced by eight.

The table below includes the amounts relating to the half-yearly remuneration of the members of the Bank’s senior management at June 30, excluding the remuneration of the executive directors. This remuneration includes EUR 4,150 thousand relating to six members of senior management who at December 31, 2015 will have ceased to discharge their functions as such.

	Thousands of euros
	06/30/15	06/30/14
Senior management:
Total remuneration of senior management (1)	15,483	15,372

(1)	Additionally, members of senior management who at June 30, 2015 had ceased to discharge their duties as such received remuneration totaling EUR 1,627 thousand in the first half of the year (June 30, 2014: EUR 462 thousand).

The annual variable remuneration (or bonus) for 2014 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remuneration allocable to 2015 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2015.

5.     Financial assets

a) Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	3,431	21,086	—	55,949	—
Loans and advances to customers	5,789	11,307	—	782,137	—
Debt instruments	51,152	4,189	123,988	6,846	—
Equity instruments	18,272	663	5,047	—	—
Trading derivatives	72,557	—	—	—	—

	151,201	37,245	129,035	844,932	—

	Millions of euros
	12/31/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	1,815	28,592	—	51,306	—
Loans and advances to customers	2,921	8,971	—	722,819	—
Debt instruments	54,374	4,231	110,249	7,510	—
Equity instruments	12,920	879	5,001	—	—
Trading derivatives	76,858	—	—	—	—

	148,888	42,673	115,250	781,635	—

b)	Sovereign risk with peripheral European countries

The detail at June 30, 2015 and December 31, 2014, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2014), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2015 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	4,997	(3,584)	27,858	912	16,034	46,217	(149)	—
Portugal	192	(160)	6,661	—	665	7,358	—	—
Italy	2,934	(1,372)	—	—	—	1,562	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	162	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 9,357 million (of which EUR 8,127 million, EUR 605 million and EUR 625 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 2,560 million (of which EUR 2,443 million, EUR 95 million and EUR 22 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 41 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (of which EUR 7,414 million, EUR 691 million and EUR 315 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (of which EUR 2,929 million, EUR 97 million and EUR 55 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 45 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2015 and December 31, 2014 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2015 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,899	16,249	1,989	4,868	1,002	155,774	181,781	2,869	(37)
Portugal	538	—	117	892	2,485	24,127	28,159	1,694	—
Italy	4	—	637	915	7	7,119	8,682	(98)	7
Greece	—	—	—	—	—	50	50	32	—
Ireland	—	—	149	281	103	716	1,249	314	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 63,697 million, EUR 8,078 million, EUR 3,135 million, EUR 17 million and EUR 562 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 11,452 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,238 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2015 and December 31, 2014:

06/30/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,082	1,345	(263)	(8)	(29)	(37)
Portugal	Sovereign	27	132	(105)	1	(1)	—
	Other	119	114	5	—	—	—
Italy	Sovereign	243	508	(265)	—	—	—
	Other	620	647	(27)	5	2	7
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	5	—	5	—	—	—

12/31/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign	210	239	(29)	1	(1)	—
	Other	149	162	(13)	—	—	—
Italy	Sovereign	401	318	83	(1)	1	—
	Other	668	735	(67)	2	4	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At June 30, 2015, the Group analyzed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 115 million to the consolidated income statement for the first half of 2015 (first half of 2014: net charge of EUR 59 million). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments—Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the six-month period are recognized in the condensed consolidated statement of recognized income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2015 and 2014 were as follows:

	Millions of euros
	06/30/15	06/30/14
Balance as at beginning of period	27,321	24,959

Impairment losses charged to income for the period	5,960	5,966
Of which:
Impairment losses charged to income	8,494	8,487
Impairment losses reversed with a credit to income	(2,534)	(2,521)
Write-off of impaired balances against recorded impairment allowance	(5,640)	(5,693)
Exchange differences and other changes	(120)	2,285

Balance as at end of period	27,521	27,517

Of which, relating to:
Impaired assets	19,173	19,754
Of which, arising from country risk	46	38
Other assets	8,348	7,763

Previously written-off assets recovered in the first six months of 2015 and 2014 amounted to EUR 780 million and EUR 656 million, respectively. Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 5,180 million in the first half of 2015 (first half of 2014: EUR 5,310 million). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 5,295 million for the six-month period ended June 30, 2015 (six-month period ended June 30, 2014: EUR 5,369 million).

d)	Impaired assets

The detail of the changes in the six-month periods ended June 30, 2015 and 2014 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	06/30/15	06/30/14
Balance as at beginning of period	40,552	40,374
Net additions	3,585	4,928
Written-off assets	(5,640)	(5,693)
Changes in scope of consolidation	54	326
Exchange differences and other	742	1,068

Balance as at end of period	39,293	41,003

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2015 and December 31, 2014:

	Millions of euros		Millions of euros
	06/30/15		12/31/14
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	55,949	56,077	51,306	51,202
Loans and advances to customers	782,137	791,271	722,819	727,383
Debt instruments	6,846	6,837	7,510	7,441

ASSETS	844,932	854,185	781,635	786,026

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

6.     Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15	12/31/14
Tangible assets	5,579	5,256
Of which:
Foreclosed assets	5,461	5,139
Of which: Property assets in Spain	4,904	4,597
Other tangible assets held for sale	118	117
Other assets	29	120

	5,608	5,376

At June 30, 2015, the allowance that covers the value of the foreclosed assets amounted to EUR 5,706 million (December 31, 2014: EUR 5,404 million), which represents a coverage ratio of 51.1% of the gross value of the portfolio (December 31, 2014: 51.3%). The net charges recorded in the first half of 2015 amounted to EUR 89 million (first half of 2014: EUR 146 million), which were recognized under gains/(losses) of non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement.

In the first half of 2015, the Group sold, for a net total of approximately EUR 353 million, foreclosed properties with a gross carrying amount of EUR 500 million, for which provisions totaling EUR 176 million had been recognized. These sales gave rise to gains of EUR 29 million, which are recognized under gains/(losses) of non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first half of 2015 (first half of 2014: gains of EUR 10 million). Also, in the first half of 2015 other tangible assets were sold for EUR 18 million, giving rise to a gain of EUR 4 million.

7.     Tangible assets

a)	Changes in the period

In the first six months of 2015, tangible assets were acquired for EUR 3,688 million (first six months of 2014: EUR 2,852 million).

Also, in the first six months of 2015, tangible asset items were disposed of with a carrying amount of EUR 1,804 million (first six months of 2014: EUR 443 million), giving rise to a net gain of EUR 23 million in the first six months of 2015 (first six months of 2014: loss of EUR 16 million).

b)	Impairment losses

In the first six months of 2015, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 59 million (first six months of 2014: EUR 79 million), which were recognized under Impairment losses on other assets (net) in the consolidated income statement.

c)	Property, plant and equipment purchase commitments

At June 30, 2015 and 2014, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.     Intangible assets

a)	Goodwill

The detail of Intangible Assets—Goodwill at June 30, 2015 and December 31, 2014, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06/30/15	12/31/14
Santander UK	10,445	9,540
Banco Santander (Brasil)	5,710	6,129
Santander Consumer USA	2,997	2,762
Bank Zachodni WBK	2,465	2,418
Santander Bank NA	1,835	1,691
Santander Consumer Germany	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander – Chile	697	675
Santander Consumer Bank (Nordics)	571	564
Grupo Financiero Santander (Mexico)	557	561
Other companies	962	853

	28,594	27,548

In the first half of 2015, goodwill increased by EUR 947 million due to exchange differences (see Note 11). Pursuant to current regulations, these exchange differences were recognized with a credit to Valuation adjustments—Exchange differences in equity through the consolidated statement of recognized income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2014 includes detailed information on the procedures followed by the Group to analyses the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2015 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2015, there were no significant impairment losses.

In the first half of 2014, there were impairment losses amounting to EUR 688 million which were recognized under Impairment losses on other assets (net) in the consolidated income statement. These impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

9.     Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15			12/31/14
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Deposits from central banks	1,421	8,181	33,692	2,041	6,321	17,290
Deposits from credit institutions	4,805	11,402	105,196	5,531	19,039	105,147
Customer deposits	7,635	31,756	648,508	5,544	33,127	608,956
Marketable debt securities	—	4,024	196,429	—	3,830	193,059
Trading derivatives	73,750	—	—	79,048	—	—
Subordinated liabilities	—	—	19,836	—	—	17,132
Short positions	20,277	—	—	17,628	—	—
Other financial liabilities	—	1	25,393	—	—	19,468

	107,888	55,364	1,029,054	109,792	62,317	961,052

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at June 30, 2015 and 2014, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first six months of 2015 and 2014:

	Millions of euros
	06/30/15
	Outstanding beginning balance at 1/01/15	Issuances	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/15
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	148,105	25,832	(36,034)	(1,205)	136,698
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	2,084	856	(467)	298	2,771
Other debt instruments issued outside EU member states	63,832	30,042	(20,227)	7,173	80,820

	214,021	56,730	(56,728)	6,266	220,289

	Millions of euros
	06/30/14
	Outstanding beginning balance at 01/01/14	Issuances	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/14
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	22,249	(24,155)	(7,323)	134,636
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	10,488	(7,021)	5,195	11,888
Other debt instruments issued outside EU member states	44,525	18,901	(17,441)	18,029	64,014

	191,616	51,638	(48,617)	15,901	210,538

c)	Other issuances guaranteed by the Group

At June 30, 2015, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issuances, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitizations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first six months of 2015, or guaranteed by the Bank or Group entities, are as follows:

Issuer data				Data on the transactions performed in the first half of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AT16	Senior debt	16/03/15	929	929	2.38%	TRACE	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / -	Issue	XS1220923996	Mortgage-backed bond	21/04/15	1,000	1,000	0.25%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1238066622	Mortgage-backed bond	29/05/15	703	703	0.79%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	25/02/15	966	276	6.75%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	22/04/15	294	294	14.56%	N/A	N/A	N/A
SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDB44	Senior debt	12/01/15	697	697	2.00%	TRACE	N/A	N/A
SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDC27	Senior debt	12/01/15	232	232	3M US LIBOR + 0.93%	TRACE	N/A	N/A
SANTANDER CONSUMER BANK AS	Subsidiary	Norway	N/A	Issue	NO0010731037	Senior debt	19/02/15	230	230	3M NIBOR + 0.77%	Norway	N/A	N/A
SANTANDER CONSUMER BANK AS	Subsidiary	Norway	A3 /- / BBB	Issue	XS1218217377	Senior debt	21/04/15	750	750	0.63%	Dublin / Norway	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1188117391	Senior debt	18/02/15	1,000	1,000	0.90%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / A- / -	Issue	XS1226746490	Senior debt	11/05/15	200	200	0.14%	Dublin	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 /-/ BBB	Issue	US80282KAD81	Senior debt	04/04/15	894	894	2.65%	TRACE	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1169932289	Senior debt	26/01/15	250	250	3M EU + 0.27%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1171573188	Senior debt	28/01/15	200	200	3M EU + 0.23%	Dublin	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1195284705	Senior debt	04/03/15	300	300	3M EU + 0.60%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	United Kingdom	Ba2 / BB+	Issue	XS1244538523	Subordinated debt	10/06/15	1,054	914	7.38%	London	N/A	N/A
SANTANDER ISSUANCES, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB+ / BBB-	Issue	XS1201001572	Subordinated debt	18/03/15	1,500	1,500	2.50%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1166160173	Senior debt	14/01/15	1,500	1,500	1.13%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	18/02/15	605	605	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	12/02/15	645	645	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1190294063	Senior debt	25/02/15	1,031	1,031	1.88%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1199439222	Senior debt	10/03/15	1,000	1,000	1.13%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AAA	Repayment	XS0746622009	Mortgage-backed bond	16/02/15	1,031	—	3M GB LIBOR + 1.60%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	04/06/15	250	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A

Issuer data				Data on the transactions performed in the first half of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	08/06/15	2,000	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1/A	Repayment	CH0115236322	Senior debt	08/06/15	264	—	2.00%	Switzerland	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	08/06/15	525	—	3.38%	London	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	Financial bill (LF)	Financial bill (LF)	25/02/15	213	—	7.78%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	BANSAOCLN	Private senior debt	12/01/15	307	—	3.18%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	Baa2 / BBB- / BBB	Repayment	US05966UAB08	Senior debt	06/04/15	760	—	4.60%	Luxembourg	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage-backed bond	27/01/15	1,642	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage-backed bond	27/01/15	200	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	AAA	Repayment	ES0413440217	Mortgage-backed bond	30/03/15	597	—	4.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900202	Mortgage-backed bond	28/01/15	1,000	—	3.13%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900285	Mortgage-backed bond	17/02/15	1,990	—	3.25%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900244	Mortgage-backed bond	16/03/15	1,999	—	4.38%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A2 / A+	Repayment	ES0313440150	Senior debt	17/04/15	477	—	3.00%	AIAF	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / - / BBB-	Repayment	XS0981705618	Senior debt	23/04/15	917	—	1.63%	Dublin	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB / BBB	Repayment	XS1022793951	Senior debt	04/02/15	500	—	3M GB LIBOR + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0491856265	Senior debt	10/03/15	865	—	3.50%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0907861214	Senior debt	25/03/15	300	—	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB	Repayment	XS1041097301	Senior debt	10/04/15	300	—	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa3 / A+ / A	Repayment	XS0770378619	Senior debt	16/04/15	248	—	1.80%	New York and London	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0624668801	Senior debt	18/05/15	937	—	4.50%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US808215AQ38	Senior debt	20/01/15	929	—	3.72%	United States	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2015.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at June 30, 2015 and December 31, 2014:

	Millions of euros
	06/30/15		12/31/14
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortized cost:
Deposits from central banks	33,692	33,692	17,290	17,290
Deposits from credit institutions	105,196	105,465	105,147	105,557
Customer deposits	648,508	647,375	608,956	608,339
Marketable debt securities	196,429	199,058	193,059	197,093
Subordinated liabilities	19,836	19,972	17,132	17,428
Other financial liabilities	25,393	25,804	19,468	19,428

LIABILITIES	1,029,054	1,031,366	961,052	965,135

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

10.     Provisions

a)	Breakdown

The detail of Provisions at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15	12/31/14
Provision for pensions and similar obligations	9,231	9,412
Provisions for taxes and other legal contingencies	3,034	2,916
Provisions for contingent liabilities and commitments	666	654
Of which: due to country risk	12	2
Other provisions	2,539	2,394

Provisions	15,470	15,376

b)	Provisions for pensions and similar obligations

The change in Provisions for pensions and similar obligations in the first six months of 2015 related to benefit payments exceeding EUR 478 million, as well as to the greater obligations arising from the increase in the cumulative actuarial gains and losses as a result of the change in actuarial assumptions.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30, 2015 and at December 31, 2014 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06/30/15	12/31/14
Provisions for taxes	1,390	1,289
Provisions for employment-related proceedings (Brazil)	619	616
Provisions for other legal proceedings	1,026	1,011
Provision for customer remediation	409	632
Regulatory framework-related provisions	325	298
Provision for restructuring	270	273
Other	1,534	1,191

	5,573	5,310

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions were as follows: with regard to Brazil, the main charges to profit or loss in the period ended June 30, 2015 were EUR 160 million due to civil contingencies and EUR 184 million arising from employment-related claims. This increase was offset partially by the use of available provisions, of which EUR 158 million related to payments of employment-related claims, EUR 140 million to civil payments and EUR 10 million to restructuring provisions used. With regard to the United Kingdom, EUR 19 million of net provisions for customer remediation, EUR 101 million of regulatory framework-related provisions and EUR 10 million of restructuring provisions were recognized in the first six months of 2015. These increases were offset by the use of EUR 101 million of customer remediation provisions, EUR 45 million of regulatory framework-related provisions and EUR 29 million of restructuring provisions. With regard to Germany, customer remediation payments totalling EUR 175 million were made.

d)	Litigation and other matters

i. Tax-related litigation

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Federal Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously dismissed the extraordinary appeal filed by the Brazilian Federal Public Prosecutor’s Office. Although on June 29 the Federal Public Prosecutor’s Office filed a petition for clarification (“embargos de declaraçao”) of the decision, it has also been dismissed and on September 3, 2015, the Federal Public Prosecutor admitted that no other appeal is admissible. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September

2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provisioned, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the group believes that the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF. Unfavorable decisions were obtained for Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brasil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	Also in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A., performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortization performed after to the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has appealed this decision at the Federal Tax Office. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Sudameris. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. expects the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. During 2015, the court of first instance handed down judgments in favor of HM Revenue & Customs in relation to all of these issues. Santander UK has decided to not appeal these judgements further. A provision has been recognized and utilized for the full amount.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At June 30, 2015, the provision recognized in this connection amounted to GBP 73 million. The monthly cost of compensation, including the proactive program of contact with customers, fell to GBP 10 million per month in the first half of 2015 from a monthly average of GBP 11 million over the whole of 2014. Excluding the results of pro-active customer contact, the average redress costs for the first quarter of 2015 were GBP 6 million per month. The percentage of unjustified claims continues to be high.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim which was dismissed by a court decision on February 17, 2015. This decision also held that Banco Santander, S.A. had breached its contractual obligations under the framework financial transactions agreement entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of June 30, 2014.

A court order dated May 25, 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander has filed an appeal against the court’s decisions on the following: 1) the stay of the arbitration proceeding and the effects of the arbitral agreement, 2) the termination of the arbitration agreement 3) the failure to recognize the contingent claim and the declaration of breach by Banco Santander, S.A. and 4) the decision not to conclude the proceeding due to the non-existence of insolvency.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims. On September 16, 2015, the Court agreed to a suspension of the arrangement phase until the Barcelona Provincial Appellate Court decides on the stay requested.

In its appeal documents, Banco Santander requested the stay of any proceedings that might be affected by the decision on the appeals filed, including the stay of the insolvency proceeding and the processing of the arrangement phase until the Court rules on the appeals.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned Court upheld the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment. The Bank has challenged the appeal. The Bank has not recognized any provisions in connection with these proceedings.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, certain news reports suggested that the Portuguese authorities were questioning the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the bank’s documents. The preliminary hearing took place on May 16, 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognized any provisions in connection with these proceedings. Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognized provisions totaling approximately EUR 455 million to cover the estimated cost of the claims relating to processing fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2015, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.     Equity

In the six-month periods ended June 30, 2015 and 2014 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Issued capital

On January 8, 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

On January 29 and April 29 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993 and 256,046,919 shares (1.90% and 1.82% of the share capital) were issued for an amount of EUR 131 million and EUR 128 million, respectively.

At June 30, 2015, the Bank’s share capital consisted of 14,316,632,805 shares with a total par value of EUR 7,158 million.

b)	Valuation adjustments—Available-for-sale financial assets

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15				12/31/14
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	373	(327)	46	35,904	835	(176)	659	31,190
Rest of Europe	233	(75)	158	20,744	325	(56)	269	20,597
Latin America and rest of the world	93	(205)	(112)	35,397	89	(97)	(8)	30,230
Private-sector debt securities	209	(219)	(10)	31,943	243	(193)	50	28,232

	908	(826)	82	123,988	1,492	(522)	970	110,249
Equity instruments
Domestic
Spain	52	(8)	44	1,540	35	(8)	27	1,447
International
Rest of Europe	317	(40)	277	1,181	282	(23)	259	1,245
United States	25	—	25	817	25	—	25	762
Latin America and rest of the world	275	(3)	272	1,509	298	(19)	279	1,547

	669	(51)	618	5,047	640	(50)	590	5,001
Of which:
Listed	532	(45)	487	1,798	311	(26)	285	1,787
Unlisted	137	(6)	131	3,249	329	(24)	305	3,214

	1,577	(877)	700	129,035	2,132	(572)	1,560	115,250

In the first half of 2015 the Group recognized EUR 96 million in the income statement in relation to impairment of debt instruments and EUR 19 million in relation to impairment of equity instruments.

c)	Valuation adjustments—Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first half of 2015 recognized in the statement of recognized income and expense reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the US dollar, and the depreciation of the Brazilian real. Of the change in the balance in the first half of 2015, a gain of approximately EUR 947 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments—Other valuation adjustments

The changes in the balance of Valuation adjustments—Other valuation adjustments are shown in the condensed consolidated statement of recognized income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.

The most significant changes in the first half of 2015 related to:

•	Increase of EUR 98 million in the cumulative actuarial losses relating to the Group’s businesses in the United Kingdom, due to the lower-than-expected return on the asset portfolio.

•	Increase of EUR 115 million in the cumulative actuarial losses relating to the Group’s businesses in Spain, due to the change in the main actuarial assumptions – a decrease in the discount rate from 2% to 1.75%.

•	Decrease of EUR 117 million in the cumulative actuarial losses relating to the Group’s businesses in Brazil, due to the higher-than-expected return on assets.

•	A net decrease of EUR 4 million in the actuarial losses of the rest of the Group’s units, due to changes in the actuarial assumptions.

•	A net increase of EUR 96 million in the actuarial losses of all foreign units, due to changes in exchange rates.

12.     Segment information

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest and similar income for the six-month periods ended June 30, 2015 and 2014 is as follows:

	Interest and similar income by geographical area (Millions of euros)
	Consolidated
Geographical area	06/30/15	06/30/14
Spain	3,696	4,383

Abroad:
European Union	7,161	6,546
OECD countries	6,982	5,930
Other countries	11,343	9,721

	25,486	22,197

Total	29,182	26,580

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2015 and 2014:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	06/30/15	06/30/14	06/30/15	06/30/14	06/30/15	06/30/14
Continental Europe	7,972	11,556	481	19	8,453	11,575
United Kingdom	5,609	4,994	130	357	5,739	5,351
Latin America	17,684	16,197	(231)	(234)	17,453	15,963
United States	4,907	3,402	54	(9)	4,961	3,393
Corporate Activities	1,435	988	3,092	4,262	4,527	5,250
Inter-segment revenue adjustments and eliminations	—	—	(3,526)	(4,395)	(3,526)	(4,395)

Total	37,607	37,137	—	—	37,607	37,137

Also, following is the reconciliation of the Group’s consolidated operating profit/(loss) before tax for the six-month periods ended June 30, 2015 and 2014, broken down by business segment, to the operating profit/(loss) before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	06/30/15	06/30/14
Continental Europe	1,545	1,036
United Kingdom	1,046	775
Latin America	3,124	1,926
United States	662	466
Corporate Activities	(1,301)	(915)

Total profit of the segments reported	5,076	3,288
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	765	1,948

Operating profit/(loss) before tax	5,841	5,236

13.     Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2015 and 2014, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

	Millions of euros
	06/30/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	8	—	8
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	9	—	9

	—	—	17	—	17

Income:
Finance income	—	—	48	8	56
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	391	6	397

	—	—	439	14	453

	Millions of euros
	06/30/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	2	—	—	2
Financing agreements: loans and capital contributions (lender)	—	33	6,967	1,208	8,208
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	34	1,132	69	1,235
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	38	173	211

Guarantees received	—	—	—	—	—

Commitments acquired	—	5	32	379	416

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	12	—	42	54

Other transactions	—	—	4,229	1,496	5,725

	Millions of euros
	06/30/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	10	1	11
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	10	—	10

	—	—	20	1	21

Income:
Finance income	—	—	43	3	46
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	278	16	294

	—	—	321	19	340

	Millions of euros
	06/30/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31	6,654	617	7,302
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	17	1,133	234	1,384
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	76	300	376

Guarantees received	—	—	—	—	—

Commitments acquired	—	3	604	82	689

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	9	—	50	59

Other transactions	—	—	5,915	1,194	7,109

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 337 million at June 30, 2015 (June 30, 2014: EUR 344 million).

14.     Average headcount

The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended June 30, 2015 and 2014 was as follows:

	Bank		Group
Average headcount	06/30/15	06/30/14	06/30/15	06/30/14
Men	13,030	14,214	84,066	82,923
Women	10,155	10,286	103,302	100,950

	23,185	24,500	187,368	183,873

15.     Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2015 and December 31, 2014, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06/30/15			12/31/14
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	70,523	80,678	151,201	67,319	81,569	148,888
Other financial assets at fair value through profit or loss	3,594	33,651	37,245	3,670	39,003	42,673
Available-for-sale financial assets (1)	97,651	29,726	127,377	90,149	23,455	113,604
Hedging derivatives (assets)	127	5,980	6,107	26	7,320	7,346
Financial liabilities held for trading	21,203	86,685	107,888	17,409	92,383	109,792
Other financial liabilities at fair value through profit or loss	—	55,364	55,364	—	62,317	62,317
Hedging derivatives (liabilities)	334	9,752	10,086	226	7,029	7,255
Liabilities under insurance contracts	—	648	648	—	713	713

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at June 30, 2015, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,658 million (December 31, 2014: EUR 1,646 million).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between one measurement level and another in the first six months of 2015.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2014. These valuations include the calculation of the valuation adjustment for counterparty risk or default risk (the CVA and DVA recognized at June 30, 2015 totaled EUR 654 million and EUR 280 million, respectively).

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2015 and December 31, 2014:

	Millions of euros
	Fair values calculated using internal models at 06/30/15		Fair values calculated using internal models at 12/31/14
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	147,593	2,442	148,760	2,587
Financial assets held for trading	79,707	971	80,378	1,191
Loans and advances to credit institutions	3,431	—	1,815	—	Present Value Method	Observable market data
Loans and advances to customers (a)	5,789	—	2,921	—	Present Value Method	Observable market data
Debt and equity instruments	1,334	68	1,768	85	Present Value Method	Observable market data, HPI
Trading derivatives	69,153	903	73,874	1,106
Swaps	49,024	70	55,794	116	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,155	—	1,000	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,857	635	8,385	768	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	552	—	132	—	Present Value Method	Observable market data
Index and securities options	2,839	81	2,420	111	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	7,726	117	6,143	111	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	5,975	5	7,320	—
Swaps	5,466	5	7,058	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	40	—	Black-Scholes Model	Observable market data
Interest rate options	25	—	28	—	Black’s Model	Observable market data
Other	484	—	194	—	N/A	N/A
Other financial assets at fair value through profit or loss	33,051	600	38,323	680
Loans and advances to credit institutions	21,086	—	28,592	—	Present Value Method	Observable market data
Loans and advances to customers (c)	11,223	84	8,892	78	Present Value Method	Observable market data, HPI
Debt and equity instruments	742	516	839	602	Present Value Method	Observable market data
Available-for-sale financial assets	28,860	866	22,739	716
Debt and equity instruments	28,860	866	22,739	716	Present Value Method	Observable market data
LIABILITIES:	152,116	333	161,890	552
Financial liabilities held for trading	86,372	313	91,847	536
Deposits from central banks	1,421	—	2,041	—	Present Value Method	Observable market data
Deposits from credit institutions	4,805	—	5,531	—	Present Value Method	Observable market data
Customer deposits	7,635	—	5,544	—	Present Value Method	Observable market data
Trading derivatives	71,475	313	76,644	536
Swaps	51,063	1	56,586	49	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,155	—	1,033	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,904	183	9,816	294	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	3,472	129	3,499	193	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	485	—	165	—	Present Value Method	Observable market data
Other	6,396	—	5,545	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	1,036	—	2,087	—	Present Value Method	Observable market data
Hedging derivatives	9,745	7	7,029	—
Swaps	9,087	7	6,901	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	2	—	Black-Scholes Model	Observable market data
Interest rate options	12	—	14	—	Black’s Model	Observable market data
Other	646	—	112	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	55,351	13	62,301	16	Present Value Method	Observable market data
Liabilities under insurance contracts	648	—	713	—	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a positive net fair value of EUR 73 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognized in the income statement for the first six months of 2015 arising from the aforementioned valuation models amounted to EUR 339 million, of which a loss of EUR 104 million related to models whose significant inputs are unobservable market data.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

The table below shows the effect, at June 30, 2015, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in millions of euros)
Portfolio/Instrument				Weighted	Unfavorable	Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27%-41%	30.77%	(0.9)	0.3
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(2.3)	2.3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(46)	39
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	637 (**)	(13)	13
	Gaussian Copula model	Probability of default	0%-5%	2.38%	(11)	10
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(9.1)	9.1
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01 (***)	—	39.1
Hedging derivatives (assets)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.03	(0.1)	—
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(8)	6
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(61)	52
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	637 (**)	(34)	37
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate, long-term estimated dividends; valuation multipliers	(a)	(a)	(1.3)	1.3
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.4%	(15)	13
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	615 (**)	(14)	13
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01 (***)	(b)	(b)
Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.03	(0.1)	—
Other liabilities at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento—UF).
(**)	There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)	Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR -5.6 million.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2015 were as follows:

	12/31/14	Changes									06/30/15
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	1,191	—	(216)	—	—	(34)	2	—	—	28	971
Debt and equity instruments	85	—	(21)	—	—	(3)	4	—	—	3	68
Trading derivatives	1,106	—	(195)	—	—	(31)	(2)	—	—	25	903
Swaps	116	—	(60)	—	—	6	(2)	—	—	10	70
Interest rate options	768	—	(100)	—	—	(32)	—	—	—	(1)	635
Index and securities options	111	—	(32)	—	—	(1)	—	—	—	3	81
Other	111		(3)	—	—	(4)	—	—	—	13	117
Hedging derivatives	—	—	—	—	—	(14)	—	—	17	2	5
Swaps	—	—	—	—	—	(14)	—	—	17	2	5
Other financial assets at fair value through profit or loss	680	1	(19)	—	—	(45)	—	—	—	(17)	600
Loans and advances to customers	78	—	—	—	—	—	—	—	—	6	84
Debt and equity instruments	602	1	(19)	—	—	(45)	—	—	—	(23)	516
Available-for-sale financial assets	716	2	(69)	—	(8)	—	—	13	199	13	866
TOTAL ASSETS	2,587	3	(304)	—	(8)	(93)	2	13	216	26	2,442
Financial liabilities held for trading	536	3	(246)	—	—	17	—	—	—	3	313
Trading derivatives	536	3	(246)	—	—	17	—	—	—	3	313
Swaps	49	—	(49)	—	—	—	—	—	—	1	1
Interest rate options	294	—	(140)	—	—	33	—	—	—	(4)	183
Index and securities options	193	3	(57)	—	—	(16)	—	—	—	6	129
Hedging derivatives	—	—	—	—	—	(1)	—	—	5	3	7
Swaps	—	—	—	—	—	(1)	—	—	5	3	7
Other financial liabilities at fair value through profit or loss	16	—	(3)	—	—	(3)	—	—	—	3	13
TOTAL LIABILITIES	552	3	(249)	—	—	13	—	—	5	9	333

16.      Other disclosures

This Note includes relevant information about additional disclosure requirements.

16.1      Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2015 (unaudited) and December 31, 2014. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS (Parent company only)

	June 30, 2015	December 31, 2014
	(Millions of Euros)
Assets
Cash and due from banks	57,372	54,238
Of which:
To bank subsidiaries	11,416	7,911
Trading account assets	78,063	83,116
Investment securities	60,804	58,428
Of which:
To bank subsidiaries	13,666	14,164
To non-bank subsidiaries	5,890	6,469
Net Loans and leases	207,641	203,239
Of which:
To non-bank subsidiaries	36,981	35,139
Investment in affiliated companies	82,197	80,275
Of which:
To bank subsidiaries	69,527	68,135
To non-bank subsidiaries	12,670	12,140
Premises and equipment, net	1,776	1,770
Other assets	18,085	15,737

Total assets	505,938	496,802
Liabilities
Deposits	281,221	258,306
Of which:
To bank subsidiaries	19,063	14,770
To non-bank subsidiaries	48,233	50,662
Short-term debt	38,148	48,645
Long-term debt	42,108	48,596
Total debt	80,256	97,241
Of which:
To bank subsidiaries	168	1,397
To non-bank subsidiaries	16,105	14,160
Other liabilities	86,251	89,306

Total liabilities	447,727	444,853
Stockholders’ equity
Capital stock	7,158	6,292
Retained earnings and other reserves	51,053	45,657

Total stockholders’ equity	58,211	51,949
Total liabilities and Stockholders’ Equity	505,938	496,802

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2015 and 2014.

UNAUDITED CONDENSED STATEMENTS OF INCOME (Parent company only)

	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Millions of Euros)
Interest income
Interest from earning assets	3,708	4,266
Dividends from affiliated companies	1,485	1,147
Of which:
From bank subsidiaries	1,231	1,124
From non-bank subsidiaries	254	23
	5,193	5,414
Interest expense	(1,925)	(2,782)
Interest income / (Charges)	3,268	2,632
Provision for credit losses	(749)	(1,001)
Interest income / (Charges) after provision for credit losses	2,519	1,630
Non-interest income:	1,437	3,120
Non-interest expense:	(2,980)	(4,147)
Income before income taxes	976	604
Income tax expense	22	3
Net income	998	607

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)

	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Millions of Euros)
NET INCOME	998	607
OTHER COMPREHENSIVE INCOME	(621)	8
Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	(890)	354
Revaluation gains/(losses)	(674)	1,363
Amounts transferred to income statement	(216)	(1,009)
Other reclassifications	—	—
Cash flow hedges:	83	(134)
Revaluation gains/(losses)	83	(134)
Amounts transferred to income statement	—	—
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	(1)	(68)
Revaluation gains/(losses)	(1)	(68)
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Actuarial gains/(losses) on pension plans	(79)	(140)
Other comprehensive income	—	—
Income tax	266	(4)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension plans	—	—
Income tax	—	—
TOTAL COMPREHENSIVE INCOME	377	615

UNAUDITED CONDENSED CASH FLOW STATEMENTS (Parent company only)

	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	998	607
Adjustments to profit	2,032	(892)
Net increase/decrease in operating assets	(13,574)	3,629
Net increase/decrease in operating liabilities	8,181	2,287
Reimbursements/payments of income tax	335	906
Total net cash flows from operating activities (1)	(2,028)	6,537
2. Cash flows from investing activities
Investments (-)	(501)	(5,945)
Divestments (+)	151	327
Total net cash flows from investment activities (2)	(350)	(5,618)
3. Cash flows from financing activities
Issuance of own equity instruments	7,500	—
Disposal of own equity instruments	1,474	1,299
Acquisition of own equity instruments	(1,517)	(1,398)
Issuance of debt securities	1,478	2,598
Redemption of debt securities	(61)	(29)
Dividends paid	(672)	(438)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	(207)	(13)
Total net cash flows from financing activities (3)	7,995	2,019
4. Effect of exchange rate changes on cash and cash equivalents (4)	(381)	(63)
5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	5,236	2,875
Cash and cash equivalents at beginning of period	7,025	10,929
Cash and cash equivalents at end of period	12,261	13,804

16.2     Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
	(Millions of Euros)
Preference shares	1,358	739
Preferred securities	6,639	6,239

Total at period-end	7,997	6,978

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2015 and December 31, 2014.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander UK Group Holdings Limited, Santander Holdings USA, Inc., Santander Bank, National Association and Santander Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Banco Santander, (Brasil), S.A. and Santander UK Group.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2015
Preference Shares		Amount in currency		Redemption
Issuer/Date of issue	Currency	(million)	Interest rate	Option (1)
Banesto Holding, Ltd, December 1992	US Dollar	1.3	10.50%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.5	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222% (2)	May 24, 2019
Santander UK Group Holdings plc, June 2015	Pounds Sterling	650.0	7.375%	No option
Santander Bank, National Association, August 2000	US Dollar	153.0	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at June 30, 2015
Preferred Securities		Amount in currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25% (3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375% (4)	Perpetuity
September 2014	Euro	1,500.0	6.250% (5)	Perpetuity
Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	309.6	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.7	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity
Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	39.5	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + LIBOR GBP (6M)	Perpetuity
Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.
(4)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.
(5)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.
(6)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, financial statements of guarantors and issuers of guaranteed securities registered or being registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander US Debt, S.A. Unipersonal and Santander Issuances, S.A. Unipersonal, do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander US Debt, S.A. Unipersonal is 100% owned finance subsidiary of Banco Santander, S.A. The senior debt is fully and unconditionally guaranteed by Banco Santander, S.A. (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Issuances, S.A. Unipersonal is 100% owned finance subsidiary of Banco Santander, S.A. The subordinated debt is fully and unconditionally guaranteed by Banco Santander, S.A. (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

(Millions of Euros)			Year ended December 31,
	June 30, 2015		2014		2013		2012
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	12,094	6,124	24,799	11,953	25,162	10,499	28,466	11,903
Preferred dividends	47	47	126	126	112	112	132	132
Fixed charges	12,047	6,077	24,673	11,827	25,050	10,387	28,334	11,771
EARNINGS:
Income from continuing operations before taxes and extraordinary items	5,841	5,841	10,679	10,679	7,378	7,378	3,565	3,565
Less: Earnings from associated companies	200	200	65	65	197	197	427	427
Fixed charges	12,047	6,077	24,673	11,827	25,050	10,387	28,334	11,771

Total earnings	17,688	11,718	35,287	22,441	32,231	17,568	31,472	14,909
Ratio of earnings to fixed charges	1.47	1.93	1.43	1.90	1.29	1.69	1.11	1.27
Ratio of earnings to combined fixed charges and preferred stock dividends	1.46	1.91	1.42	1.88	1.28	1.67	1.11	1.25